SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Quarterly information for the period ended March 31, 2026 (Free Translation into English from the Original Previously Issued in Portuguese) Braskem S.A. KPMG Auditores Independentes Ltda. Rua Verbo Divino, 1400 - Conjunto Térreo ao 801 – parte, Chácara Santo Antônio, CEP 04719-911, São Paulo - SP Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil Telefone 55 (11) 3940-1500 kpmg.com.br Report on the review of interim financial information (ITR) (A free translation of the original report in Portuguese, as filed with the Comissão de Valores Mobiliários - CVM, for the individual interim financial information prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Demonstração Intermediária, and for the consolidated interim financial information prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Demonstração lntermediária and the international standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB) To Shareholders, Members of the Board and Management Braskem S.A. Camaçari - Bahia Introduction We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the "Company") included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2026, which comprises the statement of financial position as at March 31, 2026 and the related statements of profit or loss, comprehensive income (loss), changes in equity and of cash flows for the three-month period then ended, including the explanatory notes. The Company's management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 (R1) - Demonstração lntermediária and the consolidated interim financial information in accordance with CPC 21 (R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - (IASB), such as for the presentation of these information in accordance with the standards issued by the Comissão de Valores Mobiliários, applicable to the preparation of Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 - Revisão de lnformações lntermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion on the individual interim financial information Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in accordance with the standards issued by the Comissão de Valores Mobiliários. Conclusion on the consolidated interim financial information Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Information (ITR), and presented in accordance with the standards issued by the Comissão de Valores Mobiliários. Emphasis - Material uncertainty related to going concern We draw attention to Note 1 of the interim financial information, which indicates that according to the balance sheet as of March 31, 2026, current liabilities exceeded its total assets by R$ 2,714 million in the parent company and R$ 10,718 million in the consolidated, and equity was negative by R$ 15,736 million in the parent company and R$ 16,233 million in the consolidated. Management's plans regarding this matter are described in the aforementioned note. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter. Other matters Statements of value added The interim information referred to above includes the individual and consolidated statements of added value (DVA) for the three-month period ended March 31, 2026, prepared under responsibility of Company's management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures performed together with the review of the quarterly information, to reach a conclusion on whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09- Demonstração do Valor Adicionado. Based on our review, nothing has come to our attention that causes us to believe that those statements of value added were not prepared, in all material respects, in accordance with the criteria set forth in that standard and consistently with the individual and consolidated interim financial information taken as a whole. São Paulo, May 13, 2026 KPMG Auditores lndependentes Ltda. CRC 2SP-014428/O-6 Original report in Portuguese signed by Fernando Rodrigues Nascimento Accountant CRC 1SP244524/O-1 Braskem S.A. Statement of interim financial position as of March 31, 2026 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 2 Consolidated Parent company Assets Note Mar/26 Dec/25 Mar/26 Dec/25 Current assets Cash and cash equivalents 4 4,678 10,501 941 4,052 Financial investments 5 1,368 1,336 952 1,032 Trade accounts receivable 6 3,928 3,455 3,318 3,017 Inventories 7 11,273 10,421 8,106 7,001 Taxes recoverable 9 2,451 2,703 1,555 1,819 Recoverable income taxes 482 496 99 59 Derivatives 18.4 329 365 66 35 Other receivables 1,682 1,171 525 596 - Total 26,191 30,448 15,562 17,611 Non-current assets Taxes recoverable 9 3,561 3,562 3,309 3,296 Recoverable income taxes 218 225 136 138 Deferred tax assets 20(c) 1,701 1,557 - - Derivatives 18.4 462 501 60 40 Other receivables 594 566 444 381 Investments 10 544 494 18,843 22,570 Property, plant and equipment 11 36,021 37,579 15,456 15,583 Intangible assets 12 3,002 3,063 2,349 2,368 Right of use of assets 13(a) 3,576 3,884 1,505 1,618 Total 49,679 51,431 42,102 45,994 Total assets 75,870 81,879 57,664 63,605 Braskem S.A. Statement of interim financial position as of March 31, 2026 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 3 Consolidated Parent company Liabilities and shareholders' equity Note Mar/26 Dec/25 Mar/26 Dec/25 Current liabilities Trade payables 14 11,251 13,177 11,079 13,181 Borrowings and debentures 15 7,643 8,268 1,295 1,204 Braskem Idesa borrowings 16 12,118 12,504 - - Derivatives 18.4 267 331 - - Payroll and related charges 1,009 810 714 593 Taxes payable 19 547 475 454 360 Income taxes payable 3 3 - - Sundry provisions 21 672 711 628 619 Accounts payable to related parties 8(b) - - 1,866 2,166 Provision - geological event in Alagoas 23 1,092 1,107 1,092 1,107 Lease 13(b) 869 902 462 483 Other payables 1,438 1,930 686 988 Total 36,909 40,218 18,276 20,701 Non-current liabilities Borrowings and debentures 15 41,421 43,553 6,402 6,551 Braskem Idesa borrowings 16 1,694 1,803 - - Derivatives 18.4 431 497 - 1 Taxes payable 19 63 62 63 62 Accounts payable to related parties 8(b) - - 40,951 44,385 Loan from non-controlling shareholders of Braskem Idesa 8(a) 1,008 1,037 - - Deferred tax liabilities 20(c) 1,422 1,469 539 539 Post-employment benefits 493 506 293 293 Legal provisions 22.1 927 922 925 922 Sundry provisions 21 1,156 1,213 1,156 1,213 Provision - geological event in Alagoas 23 2,275 2,396 2,275 2,396 Lease 13(b) 2,895 3,249 1,252 1,395 Other payables 1,409 1,456 1,268 1,294 Total 55,194 58,163 55,124 59,051 Shareholders' equity 24 Capital 8,043 8,043 8,043 8,043 Capital reserve and treasury shares 15 11 15 11 Additional paid in capital (488) (488) (488) (488) Other comprehensive income (850) 189 (850) 189 Accumulated losses (22,456) (23,902) (22,456) (23,902) Total attributable to the Company's shareholders (15,736) (16,147) (15,736) (16,147) Non-controlling interest in subsidiaries (497) (355) - - Total (16,233) (16,502) (15,736) (16,147) Total liabilities and shareholders' equity 75,870 81,879 57,664 63,605 ; Braskem S.A. Statement of profit or loss as of March 31, 2026 All amounts in millions of Brazilian real Consolidated Parent company Note Mar/26 Mar/25 Mar/26 Mar/25 Net revenue 26 15,488 19,460 10,702 13,465 Cost of products sold 27 (14,388) (18,150) (10,095) (13,232) 0 0 0 0 Gross profit 1,100 1,310 607 233 0 0 0 0 Income (expenses) - - - - Selling and distribution 27 (504) (520) (258) (256) Loss (reversal) for impairment of trade accounts receivable and others from clients 27 1 (2) 11 2 General and administrative 27 (711) (663) (408) (384) Research and development 27 (102) (126) (43) (47) Results from equity investments 10(b) (114) (7) (80) 823 Other income 27 115 152 39 191 Other expenses 27 (174) (45) (144) (109) 0 0 0 0 Profit (loss) before financial results and taxes (389) 99 (276) 453 0 0 0 0 Financial results 28 - - - - Financial expenses (1,723) (1,630) (1,271) (1,527) Financial income 195 295 145 184 Derivatives and exchange rate variations, net 2,870 2,052 2,848 1,974 0 0 0 0 1,342 717 1,722 631 0 0 0 0 Profit before income tax 953 816 1,446 1,084 0 0 0 0 Income taxes 20(a) 293 (184) - (386) 0 0 0 0 Net profit for the period 1,246 632 1,446 698 Attributable to: - - Company's shareholders 1,446 698 1,446 698 Non-controlling interest in subsidiaries (200) (66) - - 0 0 0 0 Net profit for the period 1,246 632 1,446 698 Earnings per share - basic and diluted - R$ 25 Basic and diluted Common 1.8141 0.8759 1.8141 0.8759 Preferred shares class "A" 1.8141 0.8759 1.8141 0.8759 Preferred shares class "B" 0.6057 0.6057 0.6057 0.6057 Braskem S.A. Statement of other comprehensive income for the quarter ended March 31, 2026 All amounts in millions of Brazilian real Consolidated Parent company Note Mar/26 Mar/25 Mar/26 Mar/25 Profit for the period 1,246 632 1,446 698 - Other comprehensive income: Items that will be reclassified subsequently to profit or loss Fair value adjustments of cash flow hedge 4 89 (1) 89 4 89 (1) 89 Exchange variation of foreign sales hedge 18.9 - 1,764 - 1,764 Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes 18.9 116 93 87 70 116 1,857 87 1,834 Foreign subsidiaries currency translation adjustment (1,105) (2,070) (1,125) (2,046) Total (985) (124) (1,039) (123) Total comprehensive loss for the period 261 508 407 575 Attributable to: Company's shareholders 407 575 Non-controlling interest in subsidiaries (146) (67) Total comprehensive loss for the period 261 508 Braskem S.A. Statement of changes in shareholders’ equity All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 6 Parent company Consolidated Attributed to shareholders' interest Total Capital Total shareholders' reserve and Additional Other Braskem Non-controlling equity Treasury paid in comprehensive Accumulated shareholders' interest in (net capital Capital Shares capital income losses interest subsidiaries deficiency) As of January 1, 2025 8,043 13 (488) 1,684 (14,034) (4,782) 504 (4,278) Comprehensive income for the period: Income (loss) for the period 698 698 (66) 632 Exchange variation of foreign sales hedge, net of taxes - - - 1,834 1,834 23 1,857 Fair value of cash flow hedge, net of taxes - - - 89 89 - 89 Exchange variation in hyperinflationary economy, net of taxes - - - 1 - 1 - 1 Fair value of financial transactions, net of taxes (33) (33) - (33) Foreign subsidiaries currency translation adjustment - - - (2,046) (2,046) (24) (2,070) Total - - - (155) 698 543 (67) 476 Equity valuation adjustments: Realization of additional property, plant and equipment price-level restatement, net of taxes - - - (3) 3 - - Long term incentive plan - 3 - 3 3 Total - 3 - (3) 3 3 - 3 Contributions and distributions to shareholders: - Capital increase from controlling interests - 5 5 Total - - - - - - 5 5 As of March 31, 2025 8,043 16 (488) 1,526 (13,333) (4,236) 442 (3,794) As of January 1, 2026 8,043 11 (488) 189 (23,902) (16,147) (355) (16,502) Comprehensive income for the period: Income (loss) for the period 1,446 1,446 (200) 1,246 Exchange variation of foreign sales hedge, net of taxes - - - 87 - 87 29 116 Fair value of cash flow hedge, net of taxes - - - (1) - (1) 5 4 Foreign currency translation adjustment - - - (1,125) - (1,125) 20 (1,105) Total - - - (1,039) 1,446 407 (146) 261 Equity valuation adjustments: Long term incentive plan - 4 - 4 - 4 Total - 4 - - - 4 - 4 Contributions to shareholders: Capital increase from controlling interests - 4 4 Total - - - - - - 4 4 As of March 31, 2026 8,043 15 (488) (850) (22,456) (15,736) (497) (16,233) Braskem S.A. Statement of cash flows as of March 31, 2026 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 7 Consolidated Parent company Note Mar/26 Mar/25 Mar/26 Mar/25 Income before income tax 953 816 1,446 1,084 Adjustments for: Depreciation and amortization 30 1,173 1,191 730 750 Results from equity-accounted investees 10(c) 114 7 80 (823) Interest and foreign exchange gain (2,034) (1,213) (1,489) (273) Provisions, net (66) 33 (8) 6 Provision (reversal) - geological event in Alagoas 23 88 (51) 88 (51) Gain on the sale of subsidiary Cetrel - (24) - (24) Loss (reversal) for impairment of trade accounts receivable and others (1) 2 (11) (2) Provision for impairment and loss on sale of property, plant and equipment (9) 125 4 106 Total 218 886 840 773 Changes in operating working capital Financial investments 86 78 181 29 Trade accounts receivable (560) (7) (289) 239 Inventories (1,002) (985) (1,104) (814) Taxes recoverable (122) (446) 213 65 Other receivables (594) 25 (1) 69 Trade payables (1,171) 84 (1,919) (1,095) Taxes payable 500 578 114 (45) Sundry provisions (123) (39) 148 (20) Geological event in Alagoas 23 (278) (468) (278) (468) Other payables (84) (482) (439) (395) Cash used in operating activities (3,130) (776) (2,534) (1,662) Interest paid (1,157) (1,535) (85) (106) Income taxes paid 38 (21) (19) 40 Net cash used in operating activities (4,249) (2,332) (2,638) (1,728) Proceeds from the sale of fixed and intangible assets - - 1 - Proceeds from the sale of subsidiaries - 77 - 77 Resources received from the reserve of subsidiaries - 441 Dividends received - - 2,769 - Additions to investments (166) - (150) - Acquisitions to property, plant and equipment and intangible assets (655) (653) (612) (349) Acquisitions to right of assets under construction (19) Financial investments (80) (85) Net cash (used) generated in investing activities (920) (576) 1,923 169 Short-term and Long-term debt 17 Payments (136) (215) (42) (40) Braskem Idesa borrowings 17 Issued - 263 - - Payments (27) (20) - - Related parties 17 Issued - - 13 4,164 Payments - - (2,271) (3,416) Lease 13(b) (204) (224) (96) (118) Proceeds from non-controlling capital contributions 4 5 - - Net cash generated from (used in) financing activities (363) (191) (2,396) 590 Exchange variation on cash of foreign subsidiaries (291) (570) - - Decrease in cash and cash equivalents (5,823) (3,669) (3,111) (969) Represented by Cash and cash equivalents at the beginning of the period 10,501 14,986 4,052 5,388 Cash and cash equivalents at the end of the period 4,678 11,317 941 4,419 Decrease in cash and cash equivalents (5,823) (3,669) (3,111) (969) Braskem S.A. Statement of value added as of March 31, 2026 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 8 Consolidated Parent company Mar/26 Mar/25 Mar/26 Mar/25 Revenue 18,149 22,577 13,248 16,581 Sale of goods, products and services 18,029 22,532 13,225 16,521 Other income, net 119 47 12 58 (Loss) gain for doubtful accounts 1 (2) 11 2 - - - Inputs acquired from third parties (15,304) (19,298) (11,100) (14,603) Cost of products, goods and services sold (14,590) (18,860) (10,630) (14,401) Material, energy, outsourced services and others (714) (441) (469) (192) Loss (gain) of assets - 3 (1) (10) - - - Gross value added 2,845 3,279 2,148 1,978 - - - Depreciation, amortization and depletion (1,173) (1,191) (730) (750) - - - Net value added produced by the Company 1,672 2,088 1,418 1,228 - - - Value added received in transfer 3,566 2,485 3,083 3,330 Results from equity investments (114) (7) (80) 823 Financial income 3,680 2,492 3,163 2,507 - - - Total value added to distribute 5,238 4,573 4,501 4,558 - - - - - - Personnel 594 606 341 331 Direct compensation 465 493 245 269 Benefits 102 90 69 42 FGTS (Government Severance Pay Fund) 27 23 27 20 - - - Taxes, fees and contributions 937 1,407 1,220 1,584 Federal 37 482 325 666 State 878 909 878 909 Municipal 22 16 17 9 - - - Remuneration on third parties' capital 2,461 1,928 1,494 1,945 Interest 2,337 1,774 1,439 1,879 Rentals 124 154 55 66 - - - Remuneration on own capital 1,246 632 1,446 698 Profit (loss) for the period 1,446 698 1,446 698 Non-controlling interest in subsidiaries (200) (66) - - - - - Value added distributed 5,238 4,573 4,501 4,558 Summary of Notes 1 The Company and its operations ............................................................................................................................ 10 2 Basis of preparation and presentation of the quarterly information ..................................................................... 11 3 Amendments to accounting standards adopted in the current year ..................................................................... 12 4 Cash and cash equivalents ..................................................................................................................................... 13 5 Financial investments ............................................................................................................................................. 13 6 Trade accounts receivable ..................................................................................................................................... 14 7 Inventories ............................................................................................................................................................. 14 8 Related parties ....................................................................................................................................................... 15 9 Taxes recoverable .................................................................................................................................................. 18 10 Investments .......................................................................................................................................................... 19 11 Property, plant and equipment............................................................................................................................ 22 12 Intangible assets ................................................................................................................................................... 23 13 Leases ................................................................................................................................................................... 24 14 Trade payables ..................................................................................................................................................... 26 15 Borrowings and debentures ................................................................................................................................. 27 16 Braskem Idesa borrowings ................................................................................................................................... 29 17 Reconciliation of financial activities in the statement of cash flow ...................................................................... 31 18 Financial instruments and risk management ........................................................................................................ 32 19 Taxes payable ....................................................................................................................................................... 41 20 Income tax ............................................................................................................................................................ 41 21 Sundry provisions ................................................................................................................................................. 43 22 Provisions for legal proceedings ........................................................................................................................... 45 23 Geological event - Alagoas ................................................................................................................................... 46 24 Shareholders’ equity ............................................................................................................................................ 57 25 Earnings per share ................................................................................................................................................ 58 26 Net revenues ........................................................................................................................................................ 58 27 Expenses by nature and function .......................................................................................................................... 59 28 Financial results .................................................................................................................................................... 59 29 Segment information ........................................................................................................................................... 60 30 Contractual obligations ........................................................................................................................................ 61 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 1 The Company and its operations Braskem S.A. (“Parent Company” or Braskem) is a public corporation with headquarters in Camaçari, Bahia. Jointly with its subsidiaries (“Company”), it is controlled by Novonor S.A. (“Novonor”) – Under Court-Supervised Reorganization, which directly and indirectly holds interests of 50.11% and 38.32% in Braskem’s voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A. The Braskem’s shares are traded on: • B3 S.A. Brasil, Bolsa, Balcão (“B3”), under the tickers BRKM3, BRKM5 and BRKM6; • New York Stock Exchange (“NYSE”) under the ticker BAK; and • Madrid Stock Exchange (“LATIBEX”) under the ticker XBRK. Braskem is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, as well as the production, supply and sale of utilities such as steam, water, compressed air and industrial gases. It also provides industrial services and is engaged in the production, supply and sale of electric energy and gas for its own use and use by other companies. The Company's operations are represented as follows: 3 28 Mexico 1 4 1 Latin America 4 › Peru › Chile › Colombia › Argentina 4 › Salvador › São Paulo › Rio de Janeiro › Porto Alegre › Alagoas Brazil › Philadelphia › Houston United States 2 5 2 Netherlands Germany › Rotterdam 1 2 1 › Japan › Singapore › India 1 2 Asia › Thailand (under development) INNOVATION CENTER INDUSTRIAL PLANT COMMERCIAL OFFICE REPRESENTATIVE OFFICE Legend: Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated The petrochemical plants are dedicated to producing thermoplastic resins, such as polyethylene (“PE”), polypropylene (“PP”), polyvinyl chloride (“PVC”) and other basic petrochemicals. Economic and financial condition of Braskem Idesa and substantial doubt about its ability to continue as going concern The financial statements of Braskem Idesa, included in this quarterly information, have been prepared on a going concern basis, which assumes the company will continue to operate, and that its assets will be realized and its liabilities and commitments settled in the normal course of Braskem Idesa's business. The deterioration of Braskem Idesa’s economic and financial condition is set within an adverse operating environment observed over recent years, primarily characterized by a significant compression of petrochemical spreads, resulting from a prolonged industry downturn, driven by weaker-than-expected global demand and global oversupply, largely attributable to China and the USA, as well as an increase in the reference price of ethane related to the original contract with the local supplier, which is the primary raw material in its production process. In addition, Braskem Idesa faced material constraints on the volume of locally supplied ethane (in Mexico) which limited its operating flexibility, reduced capacity utilization rates, and increased its exposure to imported feedstocks and higher logistics costs. Taken together, these factors resulted in operating cash generation consistently below the level required to support Braskem Idesa’s existing indebtedness, contributing to liquidity imbalance and an increased financial risk profile. As a result, in September 2025, Braskem Idesa, announced that, with the objective of reviewing its current capital structure and liquidity conditions, it had engaged financial and legal advisors (Lazard Inc., Cleary Gottlieb Steen & Hamilton LLP, and Sainz Abogados) to support Braskem Idesa in assessing a broad range of economic and financial alternatives. In December 2025, Braskem Idesa provided certain holders of the 2029 and 2032 bonds (the ad-hoc group or “AHG”) with non-public information in the context of a potential reorganization of its capital structure. After the parties were unable to reach a consensus on the proposal submitted by Braskem Idesa, such information was subsequently disclosed to the market, including the discussion materials and the proposals presented. In 2025, Braskem Idesa secured a Term Loan totaling R$939 million (US$180 million), of which R$674 million (US$129 million) had been disbursed by March 2026. Of the total amount used, R$177 (US$34) will mature in December 2026, while the remaining R$497 (US$95) will mature in 2029. In November 2025 and February 2026, Braskem Idesa defaulted on interest payments related to the bonds 2029 and 2032, respectively. As of March 2025, the outstanding balance of such interest, recorded in current liabilities, amounted to R$576 (US$110). As a result of this nonpayment, the full outstanding balance of interest and principal of the bond may be accelerated by the bondholders, subject to the applicable contractual quorum. Since the decision to accelerate the debt is not under Braskem Idesa’s control and it does not have the ability to defer these payments for at least 12 months after the reporting date, the balance of this obligation was reclassified to current liabilities, as well as other borrowings that contain cross default clauses in their contracts. The Company’s remaining balances of borrowings and debentures were not impacted. Finally, in light of the context presented, Braskem Idesa remains engaged in negotiations with the AHG, with a view to reorganizing its capital structure through judicial measures (e.g., Chapter 11 under U.S. Law), which may have potential impacts on the Company as well on the shareholding control of Braskem Idesa. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated These events and conditions indicate the existence of a substantial doubt about the Braskem Idesa’s ability to continue as going concern. Notwithstanding the substantial doubt, Management believes that the use of the going concern assumption remains appropriate in the preparation of this quarterly information, considering that the Company and its subsidiary continue to operate, with ongoing activities and initiatives underway aimed at financial restructuring and the restoration of liquidity. Accordingly, this quarterly information does not include adjustments that might be required if its subsidiary was unable to continue operating on a going concern basis. Economic and financial condition of the Company and substantial doubt about its ability to continue as going concern The quarterly information have been prepared under the going concern assumption, which presumes the continuity of operations and the realization of assets as well as the settlement of liabilities and commitments in the ordinary course of business of the Company. As of March 31, 2026, the statement of financial position presents negative net working capital (defined as total current assets less total current liabilities) amounting to R$10,718 (2025: negative amount ofR$9,770) in the Consolidated. The net working capital balances are negative as a result of the effects of Braskem Idesa's financing, which has been reclassified under current liabilities. Net working capital is negative by R$2,714 (2025: negative amount of R$3,090) in the Parent Company. Shareholders’ equity is negative by R$16,233 (2025: negative amount of R$16,502) in the Consolidated and negative by R$ 15,736 (2025: negative amount of R$16,147) in the Parent Company. Borrowings and debentures are predominantly due in the long term, except for the reclassification effect related to Braskem Idesa’s borrowings, with over 94% denominated in US dollars, consistent with the Company's Financial Policy. Braskem believes that this US dollar exposure is adequate since a significant portion of the operational cash expected to be generated in the upcoming years, which will be allocated to settle these borrowings, is either directly or indirectly in US dollars. As communicated to the market, in September of 2025, the Company has engaged financial and legal advisors — Lazard Inc., Cleary Gottlieb Steen & Hamilton LLP, and E. Munhoz Advogados — to support it in preparing a diagnosis of economic-financial alternatives to reorganize its capital structure. Consistent with its cash management, in October 2025, the Company has withdrawn the available stand-by credit facility in the amount of US$1.0 billion (R$: 5,350). The credit facility matures in December 2026. At the end of 2025, the Company's global credit ratings assigned by the rating agencies Fitch Ratings and S&P Global were CC and CCC-, with no outlook and negative outlook, respectively. In this context, there was an increase in the balances of reserve accounts associated with the fulfillment of certain contractual obligations (see Note 5), and guarantees were provided for specific energy contracts. As of March 31, 2026, no provisions were recorded, nor was the Company considered to be in default under these energy contracts. During the last year, there was a decrease in the availability of certain payment agreements with financial institutions and forfaiting agreements. The Company had obtained access to a set of actions that contributed to strengthening its cash position for the coming years, including, among others: PRESIQ: In 2025, aiming to mitigate the effects of the termination of the Special Regime for the Chemical Industry (“REIQ”) and preserve the competitiveness of the chemical industry, which is a strategic and essential sector for the Brazilian economy, Law No. 15,294/25 was enacted, establishing the Special Program for the Sustainability of Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated the Chemical Industry (“PRESIQ”). The program introduces an incentive regime aimed at stimulating the Brazilian chemical industry, effective from January 1, 2027, through December 31, 2031, in two modalities: (i) industrial, related to the acquisition of certain chemical products, and (ii) investment, related to the expansion or modernization of installed capacity. PE Antidumping: In November 2024, the Foreign Trade Office of Brazil ("SECEX") published the Circular Letter No. 63/2024, initiating an investigation to assess the existence of dumping in exports of PE resins from the United States and Canada to Brazil, as well as the resulting injury to the domestic industry. In August 2025, the Executive Management Committee of the Foreign Trade Chamber (“GECEX”/ “CAMEX”) approved the application of a provisional antidumping duty. In April 2026, GECEX Resolution No. 876/2026 was published, concluding the investigation and imposing definitive antidumping duties, for a five-year period, on imports of polyethylene PE resins originating from the United States and Canada. List of cyclical trade imbalances: In October 2025, GECEX approved, through GECEX Resolution No. 800/2025, the maintenance of the 20% import duty rate applicable to PE, PP, and PVC resins market by the Company, effective through October 16, 2026, upon their inclusion in the List of Temporary Tariff Increases for Cyclical Trade Imbalances. These measures are strategic, as they contribute to preserving the Company’s competitiveness in the domestic market by mitigating the impacts of unfair competition and imports at artificially reduced prices. Management assessed, in a comprehensive manner, the internal and external factors capable of, eventually, affecting the going concern assumption. Based on available information and the projections set forth in the approved business plan, Management identified a high level of cash utilization over the assessment horizon, considering both existing cash balances and projected operating-cycle inflows. Key elements considered include: • The prolonged downturn cycle in the petrochemical industry, with structurally compressed spreads; • Cash consumption associated with debt service, particularly recurring interest payments; • Cash requirements related to the obligations arising from the Geological Event in Alagoas; • Cash requirements for the maintenance of operating assets, essential for ensuring operational continuity and safety; • Credit rating downgrade; and • Maturity of the US$1.0 billion -stand-by facility in December 2026, requiring a significant cash outflow, if not renewed. These factors, as reflected in the approved business plan, indicate increasing pressure on liquidity and guide Management’s actions aimed at continuously adjusting the Company’s financial position to the current challenges faced by the global chemical industry, as described below. Measures to strengthen financial resilience and capital structure reorganization Among the initiatives currently under development, the planned reorganization of the capital structure is noteworthy, as it depends on factors beyond the Company's exclusive control. The assessment process for this alternative began in the second semester of 2025, when the Company disclosed to the market the engagement of specialized financial and legal advisors to support a comprehensive diagnosis of the available economic‑financial options, with a focus on strengthening liquidity in the capital structure. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated The Company and its specialized financial and legal advisors have been progressing in a structured manner in the formulation of a comprehensive capital structure reorganization plan in negotiations with the creditors’ advisors. Regulatory measures In March 2026, Complementary Law No. 228 was enacted, providing for the increase of the benefit under the REIQ from 0.73% to 5.8%. This benefit corresponds to PIS and Cofins credits levied on feedstocks used by the chemical and petrochemical industries, which may be offset against federal taxes. The benefit will have a sector‑wide budget limit of R$2 billion and will remain in effect from March through December 31, 2026, and beginning in April, will be subject to a 10% reduction, as provided for in the applicable legislation. For the year 2026, a sector cap of R$1.1 billion was also established for the use of the incremental credit (“REIQ Investimentos”) of 1.5%, which is linked to the execution of investment projects. Potential Transaction involving a change in Braskem’s controlling shareholder In December 2025, Novonor informed the Company of the execution of a binding agreement between a FIDC managed by Vórtx Capital and advised by IG4 Sol Ltda., and Novonor’s creditor banks, for the acquisition of all loans secured by shares issued by the Company and held by NSP Investimentos S.A., as well as the signing of an exclusivity agreement for negotiating a potential corporate transaction involving such shares (the “Transaction”). On December 23, 2025, the Transaction was submitted to the Administrative Council for Economic Defense (“CADE”) for clearance by the competition authority. In February 2026, Petrobras informed that it would not exercise its preemptive rights, and, subsequently, on 25th of March 2026, the CADE’s General Superintendence- approved the Transaction without restrictions. The Transaction has also already been approved by all relevant antitrust authorities required for the consummation of the operation. In April 2026, the Company received notifications from Novonor S.A., NSP Investimentos S.A., and Shine I Fundo de Investimento em Participações (FIP) regarding the signing of an agreement for the court-ordered sale of shares issued by the Company, representing approximately 50.1% of its voting capital and 34.3% of its total capital stock. The completion of the transaction is subject to the satisfaction of certain conditions precedent, including court approvals and regulatory consents. Additionally, Petrobras announced that it has sent a notice to Novonor, formally stating its decision not to exercise the Preemptive and Tag Along Rights stipulated in the Company's current Shareholders' Agreement. The FIP also expressed its intention to carry out, jointly with Petrobras, a financial and operational restructuring of the Company. Additionally, a public tender offer for acquisition of shares ("PTO") by the FIP is planned, in accordance with the applicable legislation. In connection with the execution of the Company's share sale agreement, the FIP and Petrobras entered into a new Shareholders' Agreement, which regulates, among other matters, the exercise of joint control over Braskem. The Shareholders' Agreement will become effective and enter into force on the date the Transaction is consummated. These events and conditions indicate the existence of a substantial doubt about the Company's ability to continue as a going concern. The quarterly information does not include any adjustments to reflect possible future effects over the recoverability and classification of assets or amounts and classification of liabilities that may result from material uncertainty related to the Company’s ability to continue operating normally. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated Uncertainties arising from geopolitical conflicts The current global environment remains subject to geopolitical tensions in regions that are strategic for energy markets, particularly the Middle East, which has generated additional volatility in oil, natural gas, and petrochemical feedstock prices. Such events have translated into volatility (increases) in international prices of resins and chemical products sold by the Company, as well as uncertainties regarding potential logistical restrictions on relevant international trade routes. The Company has been continuously monitoring potential scenarios and the associated impacts of these dynamic events, assessing their effects on the conduct of its operations. The quarterly information presented does not reflect material impacts arising from this event. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 11 2 Basis of preparation and presentation of the quarterly information The parent company Quarterly Information was prepared and is presented in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM). Likewise, the consolidated Quarterly Information complies with the CPC 21 (R1) and IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). All relevant information specific to the Interim Information, and only it, is being highlighted, and has been used by the Company’s Management. This Quarterly Information should be read together with the financial statements of the Company for the year ended December 31, 2025, which include a complete set of the notes. The Quarterly Information is presented in Brazilian Real, the Parent Company’s functional currency. All amounts have been rounded to the nearest million unless otherwise stated. The same accounting policies adopted in the preparation of this Quarterly Information were applied in the Company’s annual financial statements for the year ended December 31, 2025. The judgments and assumptions used by Management to make estimates when preparing this Quarterly Information do not differ significantly from those used in the Company’s financial statements for the year ended December 31, 2025. The issue of this quarterly information was authorized by the Executive Board on May 13, 2026. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 12 The consolidated quarterly information includes the Parent Company and the following entities: Total and voting interest (%) Headquarter Functional currency (i) Mar/26 Dec/25 Direct subsidiaries BM Insurance Company Limited ("BM Insurance") Bermuda US$ 100 100 Braskem Argentina S.A. (“Braskem Argentina”) Argentina ARS 100 100 Braskem Finance Limited (“Braskem Finance”) Cayman Islands US$ 100 100 Braskem Mexico, S. de RL de C.V. ("Braskem México") Mexico MXN 100 100 Braskem Netherlands B.V. ("Braskem Netherlands") Netherlands US$ 100 100 Braskem Petroquímica Chile Ltda. (“Braskem Chile”) Chile CLP 100 100 Oxygea Ventures Ltda. ("Oxygea") Brazil R$ 100 100 Voqen Energia Ltda. ("Voqen") Brazil R$ 100 100 Wise Plásticos Ltda. ("Wise") Brazil R$ 61.1 61.1 Special Purpose Entities Fdo. Invest. Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter") Brazil R$ 100 100 Fdo. Invest. Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno") Brazil R$ 100 100 Indirect subsidiaries Braskem Green S.A. ("Braskem Green") Brazil R$ 100 100 Braskem America, Inc. (“Braskem America”) USA US$ 100 100 Braskem Europe GmbH ("Braskem Europe") Germany EUR 100 100 Braskem Idesa Mexico MXN 75 75 Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços") Mexico MXN 75 75 Braskem India Private Limited ("Braskem India") India INR 100 100 Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom") Mexico US$ 100 100 Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços") Mexico MXN 100 100 Braskem Netherlands Finance B.V. (“Braskem Netherlands Finance”) Netherlands US$ 100 100 Braskem Netherlands Green B.V. (“Braskem Netherlands Green”) Netherlands US$ 100 100 Braskem Netherlands Inc. B.V. (“Braskem Netherlands Inc.”) Netherlands US$ 100 100 Braskem Siam Company Limited (“Braskem Siam”) Thailand US$ 51 51 Braskem Trading & Shipping B.V. ("BT&S") Netherlands US$ 100 100 Terminal Química Puerto México ("Terminal Química") Mexico US$ 37.5 37.5 (i) The subsidiaries have the following functional currencies: Brazilian real (“R$”), U.S. dollar (“US$”), Mexican peso (“MXN”), Chilean peso (“CLP”), Argentinean peso (“ARS”), Euro (“EUR”) and Indian rupee (“INR”). 3 Amendments to accounting standards adopted in the current year The following amendments to accounting standards became effective on January 1, 2026: - Classification and measurement of financial instruments – Amendments to IFRS 9 and IFRS 7. - Nature-dependent electricity contracts – Amendments to IFRS 9 and IFRS 7. Adoption of the amendments did not have any material impact on the disclosures or amounts presented in this quarterly information, in line with the disclosures of the impacts presented in the 2025 annual financial statements. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 13 4 Cash and cash equivalents Consolidated Parent company Mar/26 Dec/25 Mar/26 Dec/25 In Brazil Cash 283 2,403 278 2,403 Cash equivalents 718 1,730 663 1,649 Abroad (i) Cash 3,257 4,712 Cash equivalents 420 1,656 Total 4,678 10,501 941 4,052 (i) As of March 31, 2026, it includes R$230 (2025: R$233) of Braskem Idesa and its subsidiaries, which cannot be used by other subsidiaries of the Company. Cash equivalents in Brazil are represented by fixed-income instruments and time deposits, such as bank deposit certificates (“CDBs”), treasury bonds, financial bills, debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM Jupiter and FIM Netuno. Average yield of cash equivalents is presented jointly with financial investments (see Note 5). The cash equivalents abroad consist of fixed-income instruments (Time Deposit) and interest-bearing accounts. 5 Financial investments Consolidated Parent company Mar/26 Dez/25 Mar/26 Dez/25 Fair value through profit or loss LFT's and LF's (i) 789 784 554 685 Restricted funds investments (ii) 543 522 397 346 Other 36 59 1 1 Total 1,368 1,365 952 1,032 Current assets 1,368 1,336 952 1,032 Non-current assets (iii) - 29 - - Total 1,368 1,365 952 1,032 (i) These refer to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions, whose purpose is the immediate negotiation or future sale. (ii) Includes the following amounts: R$166 in restricted funds used in the Program for Relocation of Residents in Alagoas (2025: R$138); and R$377 (2025: R$384) regarding reserve accounts linked to the fulfilment of contractual obligations. (iii) On the statement of financial position, the balance of non-current assets is presented under Other assets. In the period ended March 31, 2026, financial investments and cash equivalents (Note 4) in Brazilian Real had average yield of 100.09% of the Interbank Certificate of Deposit (“CDI”) rate p.a. (2025: 100.39%) and financial investments and cash equivalents in foreign currency (Note 4) had average yield of 3.76% p.a. (2025: 4.51% p.a.). Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 14 6 Trade accounts receivable The Company’s average receivables term is 21 days (2025: 22 days) for the domestic market and 41 days (2025: 50 days) for the export market, therefore, the carrying value of the trade accounts receivable approximates their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and substantial risks and benefits over the receivables are transferred and the trade accounts receivable are derecognized. As of March 31, 2026, the amounts of trade accounts receivable transferred and derecognized maturing after March 31, 2026 were R$2.3 billion in the Parent Company and R$ 3.5 billion in the Consolidated (2025: R$2.4 billion in the Parent Company and R$3.2 billion in the Consolidated). Losses recognized at the date of transfer of trade accounts receivable mentioned above were R$ 51 in the Parent Company and R$ 58 in the Consolidated (2025: R$57 in the Parent Company and R$90 in the Consolidated), recorded under financial expenses. Consolidated Parent company Note Mar/26 Dec/25 Mar/26 Dec/25 Customers Domestic market Third parties 2,234 1,625 2,098 1,545 Related parties 8 35 15 232 41 2,269 - 1,640 2,330 1,586 Foreign market Third parties 1,830 1,988 353 327 Related parties 8 - 787 1,268 1,830 1,988 1,140 1,595 Expected credit losses (171) (173) (152) (164) Total 3,928 3,455 3,318 3,017 7 Inventories Consolidated Parent company Mar/26 Dec/25 Mar/26 Dec/25 Finished goods 6,271 6,093 4,034 3,718 Semi-finished goods 309 270 309 270 Raw materials, production inputs and packaging 2,343 2,426 1,877 1,867 Maintenance materials 945 969 492 496 Imports in transit 1,405 663 1,394 650 Total 11,273 10,421 8,106 7,001 As of March 31, 2026, the provision for loss in inventories is R$ 208 in the Consolidated and R$ 203 in the Parent Company (2025: R$ 309 in the Consolidated and R$ 228 in the Parent Company). Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 15 8 Related parties (a) Consolidated Balances at March 31, 2026 Balances at December 31, 2025 Assets Liabilities Assets Liabilities Current Non-Current Current Non-Current Current Non-Current Current Non-Current Associates companies, Jointly-controlled investment and Related companies Novonor and subsidiaries and associates - - - 26 - - - 28 - Petrobras and subsidiaries 139 63 - 136 - 223 23 214 - Others (i) 19 32 - 29 1,008 22 34 30 1,037 Total 158 95 - 191 1,008 245 57 272 1,037 Three months ended March 31, 2026 Three months ended March 31, 2025 Sales of products Purchases of raw materials, finished goods services and utilities General and administrative expenses Financial Income (expenses) Other operating income (expenses), net Sales of products Purchases of raw materials, finished goods services and utilities General and administrative expenses Financial Income (expenses) Other operating income (expenses), net Associates companies, Jointly-controlled investment and Related companies Novonor and subsidiaries and associates - (4) - - - - - (40) - - - Petrobras and subsidiaries 62 (4,343) - - (4) 9 24 (4,566) - - 11 Others (i) 88 (87) - (13) 10 - 119 (121) (12) 3 - Total 150 (4,434) (13) 6 9 143 (4,727) (12) 3 11 0 0 0 0 0 0 0 0 (i) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A ("RPR"), Ventos de Santa Amélia Energia Renováveis S.A. ("Santa Amélia"), Ventos de Santo Abelardo Energia Renováveis S.A.("Santo Abelardo"), Ventos de Santo Artur Energia Renováveis S.A. ("Santo Artur"), Ventos de São Guilherme Energias Renováveis S.A. ("São Guilherme"), Ventos de São Galdino Energias Renováveis S.A. ("São Galdino"), Parque Eólico Ventos de São Januário S.A. ("São Januário"), Parque Eólico Serra das Almas S.A. ("Serra das Almas"), Bioglycols LLC ("Bioglycols") and Cetrel S.A. ("Cetrel") Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 16 (b) Parent Company Assets Liabilities Assets Liabilities Current Non-Current Current Non-Current Current Non-Current Current Non-Current Associates companies Braskem Netherlands 639 - 9,426 - 1,120 - 11,153 - Braskem Netherlands Inc (i) - - 1,852 40,883 1 - 2,143 43,928 Braskem America 5 - 16 68 7 - 26 457 Braskem Argentina 169 - 2 - 206 - 3 - Fim Júpiter e Netuno 847 - - - 1,220 - - - Braskem Green 11 - 89 - 14 - 163 - Others (ii) 198 - 96 - 21 - 78 - Jointly-controlled investment, Associates companies and related companies Novonor and subsidiaries and associates - - 26 - - - 28 - Petrobras and subsidiaries 139 63 136 - 223 23 214 - Others (iii) 19 32 29 - 22 34 30 - Total 2,027 95 11,672 40,951 2,834 57 13,838 44,385 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 17 Three months ended March 31, 2026 Three months ended March 31, 2025 Sales of products Purchases of raw materials, finished goods services and utilities General and administrative expenses Financial Income (expenses) Other operating income (expenses), net Sales of products Purchases of raw materials, finished goods services and utilities General and administrative expenses Financial Income (expenses) Other operating income (expenses), net Associates companies Braskem Netherlands 574 (2,923) - 355 (2) - 1,267 - (4,982) - - - 761 - 6 Braskem Netherlands Inc (i) - - - 1,473 - - - - - - - - 2,570 - - Braskem America 2 (4) - 18 1 - 16 - (8) - - - 26 - - Braskem Argentina 59 - - (10) - - 51 - - - - - (16) - - Fim Júpiter e Netuno - - - 30 - - - - - - - - 52 - - Braskem Green 59 (494) - - 2 - 61 - (634) - - - - - 96 Others (ii) 215 (325) - (3) (7) - 51 - (110) - - - (1) - 1 Jointly-controlled investment, Associates companies and related companies Novonor and subsidiaries and associates - (4) - - - - - - (40) - - - - - - Petrobras and subsidiaries 62 (4,343) - (4) 9 - 24 - (4,566) - - - - - 11 Others (iii) 88 (87) (12) (3) - - 119 - (121) - (12) - 3 - - Total 1,059 (8,180) (12) 1,856 3 1,589 (10,461) (12) 3,395 114 (i) Braskem Chile, Grupo Idesa, Braskem Europe, Wise, Voqen, Braskem Green e Oxygea. (ii) Borealis, RPR, Santa Amélia, Santo Abelardo, Santo Artur, São Guilherme, São Galdino, São Januário, Jacobina, Vexty e Bioglycols. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 18 (c) New and/or renewed agreements with related companies In the period ended March 31, 2026, the main contract entered into with a related party was as follows: In March 2026, the Company entered into an agreement with Petrocoque S.A. for the acquisition of steam for the Braskem PE8 plant, located in Cubatão, São Paulo. The total estimated value of the agreement is R$226. (d) Compensation of key management personnel Consolidated Mar/26 Mar/25 Statement of profit or loss transactions Remuneration Wages and recurring benefits 11 27 Short-term variable compensation 8 10 Long term incentive plan 2 - Total 21 37 9 Taxes recoverable Consolidated Parent company Mar/26 Dec/25 Mar/26 Dec/25 Parent Company and subsidiaries in Brazil Value-added tax on sales and services (ICMS) - 752 702 750 701 ICMS - credits from PP&E - 271 295 255 278 ICMS Supervening Events 214 238 214 238 PIS and COFINS - 3,486 - 3,712 3,421 3,651 PIS and COFINS - credits from PP&E - 186 212 180 206 Other - 46 40 44 40 Foreign subsidiaries Value-added tax ("VAT") 1,044 1,053 Other 13 13 Total 6,012 6,264 4,864 5,115 Current assets 2,451 2,703 1,555 1,819 Non-current assets 3,561 3,562 3,309 3,296 Total 6,012 6,265 4,864 5,115 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 19 10 Investments (a) Financial information on investments Net profit (loss) for the period Equity Mar/26 Mar/25 Mar/26 Dec/25 Direct subsidiaries BM Insurance (4) (11) (8) (3) Braskem Argentina 10 1 11 (7) Braskem Chile 1 3 62 67 Braskem Netherlands 242 821 18,658 22,176 Braskem México 6 5 370 384 Oxygea (28) (11) 51 79 Voqen (4) - 48 52 Wise (4) 4 144 148 Indirect subsidiaries - - - - B&TC (i) - (1) - - Braskem Europe (158) (175) 4,330 4,737 Braskem America (153) (167) 3,920 4,292 Braskem America Finance (5) (5) (296) (307) Braskem Netherland Finance (6) (16) 52 62 Braskem Netherland Inc (11) (10) 357 388 Braskem Green 19 43 1,443 1,432 Braskem Idesa (811) (246) (4,064) (3,553) Braskem Idesa Serviços - - 14 14 Braskem México Sofom 22 15 952 980 Braskem Siam 4 - 73 64 BTS 0 424 539 3,264 3,546 ER Plastics (i) - (4) - - Terminal Química 4 (5) 851 885 Jointly-controlled investments RPR (ii) (41) (30) 113 (217) Bioglycols 0 (9) - 100 80 Associates Borealis 0 18 19 209 191 Plaind 0 59 - 683 802 (i) In June 2025, Braskem Netherlands divested its entire stake in the entity B&TC and its wholly owned subsidiary, ER Plastics. (ii) In March 2026, the Company made a capital increase to RPR in the amount of R$150. The Company's shareholding remained unchanged, as equivalent contributions were made by the other shareholders. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 20 (b) Changes in investments and provision for losses in subsidiaries: Parent company Subsidiaries Domestic associates and jointly-controlled investments Total Investments Balance at December 31, 2025 22,132 438 22,570 Results from equity-accounted investees 21 (108) (87) Equity valuation adjustments 88 - 88 Currency translation adjustments (1,124) - (1,124) Capital increase (i) - 150 150 Dividends and interest on equity (ii) (2,769) - (2,769) Transfer from provision for loss in subsidiaries 11 - 11 Other 4 4 Balance at March 31, 2026 18,363 480 18,843 Balance at December 31, 2024 28,742 422 29,164 Results from equity-accounted investees 834 (6) 828 Equity valuation adjustments 37 (1) 36 Currency translation adjustments - 24 24 Gain in investments (2,047) - (2,047) Disposal for resources received from capital reserve of subsidiary (441) - (441) Balance at March 31, 2025 27,125 439 27,564 Provision for loss in subsidiaries Balance at December 31, 2025 (10) - (10) Provision for losses 7 - 7 Capital increase 7 - 7 Transfer to investments (11) - (11) Currency translation adjustments (1) - (1) Balance at March 31, 2026 (8) (8) Balance at December 31, 2024 - - - Provision for losses (5) - (5) Currency translation adjustments 1 - 1 Balance at March 31, 2025 (4) (4) Results from equity-accounted investees Parent company Mar/26 Mar/25 Results from equity-accounted investees (87) 828 Equity method of unsecured liabilities in subsidiaries 7 (5) Total (80) 823 (i) Capital increase in the jointly controlled subsidiary RPR. (ii) Dividends proposed by the subsidiary Braskem Holanda Inc. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 21 (c) Impact on the consolidation of Braskem Idesa The Company presents the financial information of the subsidiary Braskem Idesa, which has non-controlling interest with material effects on the Company’s consolidated quarterly information: Braskem Idesa Consolidated (i) Mar/26 Dec/25 Statements of financial position Current assets 2,823 3,140 Non-current assets 17,670 18,720 Total assets 20,493 21,860 Current liabilities 14,632 15,152 Non-current liabilities 9,047 9,519 Total liabilities 23,679 24,671 Shareholders' equity (3,186) (2,811) Total liabilities and shareholders' equity 20,493 21,860 Mar/26 Mar/25 Statement of profit or loss Net revenue 856 1,267 Loss for the period (656) (338) Statement of cash flows Net cash generated from operating activities 77 159 Net cash used in investing activities (20) (259) Net cash generated from (used in) financing activities (49) 6 Exchange variation on cash and cash equivalents (11) (99) Decrease in cash and cash equivalents (3) (193) (i) Braskem Idesa with its subsidiaries Braskem Idesa Serviços and Terminal Química. Excludes the effects of consolidation at Braskem S.A. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 22 11 Property, plant and equipment Consolidated Lands Buildings and improvements Machinery, equipment and facilities Projects and stoppage in progress (i) Others Total Net book value 631 - 5,362 - 26,297 - 7,286 - 841 - 40,417 Cost 631 - 9,410 - 67,287 - 7,286 - 2,800 - 87,414 Accumulated depreciation - - (4,048) - (40,990) - - - (1,959) - (46,997) Balance as of December 31, 2024 631 - 5,362 - 26,297 - 7,286 - 841 - 40,417 Acquisitions - - - - 54 - 584 - - - 638 Foreign currency translation adjustment (18) - (282) - (957) - (223) - (18) - (1,498) Transfers by concluded projects - - 14 - 556 - (607) - 37 - - Disposals - - - - (114) - - - (10) - (124) Depreciation - - (53) - (876) - - - (50) - (979) Net book value 613 - 5,041 - 24,960 - 7,040 - 800 - 38,454 Cost 613 - 9,142 - 66,710 - 7,040 - 2,730 - 86,235 Accumulated depreciation - - (4,101) - (41,750) - - - (1,930) - (47,781) Balance as of March 31, 2025 613 - 5,041 - 24,960 - 7,040 - 800 - 38,454 - - - - - - - - - - - Net book value 621 - 5,534 - 24,987 - 5,491 - 946 - 37,579 Cost 621 - 9,861 - 68,369 - 5,491 - 3,047 - 87,389 Accumulated depreciation - - (4,327) - (43,382) - - - (2,101) - (49,810) Balance as of December 31, 2025 621 - 5,534 - 24,987 - 5,491 - 946 - 37,579 Acquisitions - - - - 68 - 441 - 2 - 511 Foreign currency translation adjustment (15) - (261) - (729) - (97) - (15) - (1,117) Transfers by concluded projects - - 4 - 552 - (567) - 11 - - Disposals - - - - (6) - - - - (6) Depreciation - - (42) - (843) - - - (61) - (946) Net book value 606 - 5,235 - 24,029 - 5,2698 - 883 - 36,021 Cost 606 - 9,443 - 67,467 - 5,268 - 3,032 - 85,816 Accumulated depreciation - - (4,208) - (43,438) - - - (2,149) - (49,795) Balance as of March 31, 2026 606 - 5,235 - 24,029 - 5,268 - 883 - 36,021 Parent company Lands Buildings and improvements Machinery, equipment and facilities Projects and Stoppage in Progress Others Total Net book value 344 - 652 - 10,721 - 3,627 - 538 - 15,882 Cost 344 - 2,115 - 39,601 - 3,627 - 1,999 - 47,686 Accumulated depreciation - - (1,463) - (28,880) - - - (1,461) - (31,804) Balance as of December 31, 2024 344 - 652 - 10,721 - 3,627 - 538 - 15,882 Acquisitions - - - - 43 - 312 - - - 355 Transfers by concluded projects - - 14 - 476 - (504) - 14 - - Disposals - - - - (108) - - - - - (108) Depreciation - - (12) - (564) - - - (34) - (610) Net book value 344 - 654 - 10,568 - 3,435 - 518 - 15,519 Cost 344 - 2,129 - 39,897 - 3,435 - 2,013 - 47,818 Accumulated depreciation - - (1,475) - (29,329) - - - (1,495) - (32,299) Balance as of March 31, 2025 344 - 654 - 10,568 - 3,435 - 518 - 15,519 - - - - - - - - - - - Net book value 355 - 622 - 10,363 - 3,587 - 656 - 15,583 Cost 355 - 2,131 - 40,672 - 3,587 - 2,291 - 49,036 Accumulated depreciation - - (1,509) - (30,309) - - - (1,635) - (33,453) Balance as of December 31, 2025 355 - 622 - 10,363 - 3,587 - 656 - 15,583 Acquisitions - - - - 44 - 412 - - - 456 Transfers by concluded projects - - 1 - 534 - (544) - 9 - - Disposals - - - - (6) - 2 - - - (4) Depreciation - - (11) - (524) - - - (44) - (579) Net book value 355 - 612 - 10,411 - 3,457 - 621 - 15,456 Cost 355 - 2,132 - 41,114 - 3,457 - 2,300 - 49,358 Accumulated depreciation - - (1,520) - (30,703) - - - (1,679) - (33,902) Balance as of March 31, 2026 355 - 612 - 10,411 - 3,457 - 621 - 15,456 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 23 Capitalized charges in the three-month period ended March 31, 2026 were R$44 in the Consolidated and R$29 in the Parent Company (March 31, 2025: R$47 in Consolidated and R$44 in the Parent Company). As of March 31, 2026, the acquisitions of property, plant and equipment on instalment payments totaled R$195 in the Consolidated and R$182 in the Parent Company (March 31, 2025: R$53 in the Consolidated and R$33 in the Parent Company). Based on Management's analysis, no indications were identified that the recoverable amount is lower than the carrying amount of its assets as of March 31, 2026. 12 Intangible assets Parent company Consolidated Total Goodwill Brands and Patents Software licenses Customers and Suppliers Agreements Total Net book value 2,567 2,182 416 660 129 3,387 Cost 3,785 2,182 697 1,709 448 5,036 Accumulated amortization (1,218) - (281) (1,049) (319) (1,649) Balance as of December 31, 2024 2,567 2,182 416 660 129 3,387 Acquisitions 5 - - 7 - 7 Foreign currency translation adjustment - (7) (20) (20) (1) (48) Amortization (20) - (3) (22) (4) (29) Net book value 2,552 2,175 393 625 124 3,317 Cost 3,790 2,175 672 1,678 447 4,972 Accumulated amortization (1,238) - (279) (1,053) (323) (1,655) Balance as of March 31, 2025 2,552 2,175 393 625 124 3,317 Net book value 2,368 1,942 331 680 110 3,063 Cost 3,676 1,942 625 1,834 447 4,848 Accumulated amortization (1,308) - (294) (1,154) (337) (1,785) Balance as of December 31, 2025 2,368 1,942 331 680 110 3,063 Acquisitions 3 - - 3 - 3 Foreign currency translation adjustment - (17) (15) - (32) Amortization (22) - (3) (22) (7) (32) Net book value 2,349 1,942 306 644 103 3,002 Cost 3,679 1,942 594 1,787 447 4,777 Accumulated amortization (1,330) - (288) (1,143) (344) (1,775) Balance as of March 31, 2026 2,349 1,942 306 644 103 3,002 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 24 13 Leases (a) Right-of-use assets Parent Consolidated Company Computer Machinery and Building and equipment Total Rail cars equipments Vessels constructions Vehicles and goods Total Balance as of December 31, 2025 1,618 716 1,066 1,447 482 138 35 3,884 Additions - - 3 - 1 - - 4 Depreciation (105) (45) (47) (68) (22) (12) (2) (196) Write-off - (2) - - - - - (2) Remeasurement (i) (8) - (8) - - - - (8) Foreign currency translation adjustment - (36) (3) (85) (15) - - (139) Right-of-use in construction - - 19 14 - - - 33 Balance as of March 31, 2026 1,505 633 1,030 1,308 446 126 33 3,576 Balance as of December 31, 2024 1,977 864 1,262 809 602 140 42 3,719 Additions - 2 - 479 1 - - 482 Depreciation (127) (49) (75) (63) (27) (16) (2) (232) Write-off - (2) - (4) - - - (6) Remeasurement (i) - - (1) - 1 - - - Foreign currency translation adjustment - (61) (2) (35) (26) - - (124) Balance as of March 31, 2025 1,850 754 1,184 1,186 551 124 40 3,839 (i) Remeasurement of balances due to changes in contract payment flows. (b) Lease liability Consolidated Parent company Mar/26 Mar/25 Mar/26 Mar/25 Balance at the beginning of the period 4,151 4,306 1,878 2,414 New contracts 4 482 - - Remeasurement (i) 1 - (8) - Interests and monetary and exchange variations, net 13 (45) (24) (67) Currency translation adjustments (130) (139) - - Payments (204) (224) (96) (118) Interest paid (71) (71) (36) (42) Balance at the end of the period (ii) 3,764 4,309 1,714 2,187 Current liability 869 959 462 576 Non-current liability 2,895 3,350 1,252 1,611 Total 3,764 4,309 1,714 2,187 (i) Remeasurement of balances due to changes in contract payment flows. (ii) On March 31, 2026 the lease liability from Braskem Idesa is equal to R$133 (March 31, 2025: R$323). The net effect of the additions, write-offs and remeasurements that did not impact cash during the period ended March 31, 2026, was R$5 in the Consolidated (R$466 as of March 31, 2025) and R$8 in the Parent Company (with no impact as of March 31, 2025). Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 25 (c) Uninitiated lease agreements The Company has committed to lease agreements not yet effective as of March 31, 2026. The present value of the commitments corresponds to R$986. Those commitments are agreements related to the construction of four vessels to transport raw materials and finished products, which are expected to be delivered between the second quarter of 2026 and the first quarter of 2027. The cash flows related to the uninitiated agreements are shown below: Consolidated Discounted Not discounted Mar/26 Mar/26 2026 20 21 2027 100 109 2028 119 138 2029 108 133 2030 97 129 2031+ 543 1,008 Total 986 1,539 In May 2026, the vessel named Beautiful Future was delivered, designed for transporting naphtha. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 26 14 Trade payables Consolidated Parent company Note Mar/26 Dec/25 Mar/26 Dec/25 Domestic market Third parties 1,489 1,668 1,304 1,564 Third parties (forfait) (i) - 3 - 3 Total Third parties 1,489 1,671 1,304 1,567 - - - - Related parties 65 104 250 344 Related parties (forfait) (i) - - - - Total Related parties 8 65 104 250 344 - - - - Foreign market Third parties (ii) 9,718 11,423 115 131 Related parties 8 - - 9,431 11,160 11,272 13,198 11,100 13,202 Current liabilities 11,251 13,177 11,079 13,181 Non-current liabilities (iii) 21 21 21 21 Total 11,272 13,198 11,100 13,202 (i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon acceptance of financial institutions by acquiring or not the related receivables, without the Company’s interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same original conditions of the amount and the payment term maintained. The balances classified as forfaiting represent amounts prepaid to the Company's suppliers. The maturity of trade payables included in the forfaiting program is equivalent to the maturity of trade payables of Braskem's other suppliers in Brazil, with a maturity period ranging between 30 and 180 days. Due to the Company's current situation (see Note 1), certain financial institutions have reduced their working capital credit lines available to suppliers. (ii) Includes R$6.4 billion (2025: R$7.8 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions with the suppliers as beneficiaries. (iii) In the statement of financial position, the balance of non-current liabilities is presented under Other liabilities. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 27 15 Borrowings and debentures (a) Borrowings Consolidated Annual stated interest rate (%) Maturity Mar/26 Dec/25 Foreign currency Bonds Note 15 (c) 36,646 39,036 Loans indexed to SOFR (i) 1.94 apr/2026 to feb/2031 8,475 8,986 Transactions costs (357) (396) 44,764 47,626 Local currency Debentures Note 15 (d) 3,236 3,123 Loans indexed to IPCA 6.04 apr/2026 to jan/2031 231 243 Loans indexed to CDI 3.41 apr/2026 to may/2027 846 843 Other 6.50 apr/2025 to may/2026 2 2 Transactions costs (15) (16) 4,300 4,195 Foreign currency and local currency Current liabilities 7,643 8,268 Non-current liabilities 41,421 43,553 Total 49,064 51,821 (i) Debts indexed to the Security Overnight Financing Rate ("SOFR") include: (a) R$ 1,458 from credit facility contracted by the subsidiaries Braskem Netherlands Finance and Braskem Netherlands, with insurances from SACE and NEXI, Italian and Japanese export credit agencies, respectively, and with a guarantee from Braskem; (b) R$382 from Credit facility contracted by Braskem America, with an insurance from Euler Hermes, German export credit agency, without guarantee from Braskem; and (c) R$2 from a Sale & Leaseback transaction involving industrial equipment held by Braskem S.A (ownership remains with the respective lessors). The Company maintains export -prepayment operations classified as 'Sustainability Linked Loans (SLL)' totaling R$522 (US$ 100), with the principal indexed to the SOFR rate plus a contractual spread of approximately 1.8%. The contractual spread is subject to an adjustment of 0.05 p.p., which may be increased if the Company fails to meet the targets related to the volume of green polyethylene (“Green PE”) sold, or decreased by the same amount if such targets are achieved. The agreements are due in June 2027. In 2025, the Company made advanced payment of two prepayment agreements in the amount of R$606. The Company's borrowing and debenture balances were not affected by the events related to Braskem Idesa, as mentioned in Note 1. Except for certain reserve accounts as disclosed in Note 5 (ii), Braskem's borrowings and debentures above consist of unsecured obligations. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 28 (b) Payment schedule The maturity profile of the long-term borrowings is as follows: Consolidated Mar/26 Dec/25 2026 - - 2027 1,460 1,617 2028 7,241 7,581 2029 2,173 2,184 2030 8,097 8,524 2031 4,655 4,897 2032 100 99 2033 5,210 5,493 2034 4,429 4,668 2036 and thereafter 8,056 8,490 Total 41,421 43,553 (c) Bonds Interest Consolidated Issuance date Maturity (% per year) Mar/26 Dec/25 Jul-2011 and jul-2012 Jul-2041 7.125 2,993 3,211 Oct-2017 Jan-2028 4.500 6,183 6,590 Nov-2019 Jan-2030 4.500 7,851 8,369 Nov-2019 Jan-2050 5.875 3,953 4,228 Jul-2020 (i) Jan-2081 12.004 1,278 1,364 Feb-2023 Feb-2033 7.250 5,270 5,655 Sep-2023 Jan-2031 8.500 4,518 4,863 Oct-2024 Oct-2034 8.000 4,600 4,756 Total 36,646 39,036 (i) The bond can be repaid by the Company at par value, for 90-day periods prior to any redefinition of interest rates. The first redefinition occurred in January 2026, date from which the contractual interest rate became 12.004% per year. The remaining interest rate adjustments will take place every 5 years thereafter. Braskem has fully, unconditionally and irrevocably guaranteed the bonds. Except for the bond issued in 2020, the guarantees are senior unsecured obligations, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of default, the guarantee comprises obligation subordinated to all Braskem’s current or future senior debts. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 29 (d) Debentures Annual Consolidated Issuance date Issuer Series Maturity financial charges (%) Mar/26 Dec/25 jan-2022 (i) Braskem 1ª dec-2028 IPCA + 5.54 727 706 jan-2022 (i) Braskem 2ª dec-2031 IPCA + 5.57 174 169 may-2022 (ii) Braskem 1ª may-2029 CDI + 1.75 802 772 may-2022 (ii) Braskem 2ª may-2032 CDI + 2.00 259 249 nov-2022 (ii) Braskem 1ª nov-2029 CDI + 1.70 1,172 1,129 nov-2022 (ii) Braskem 2ª nov-2032 CDI + 1.95 102 98 Total 3,236 3,123 (i) Unsecured debentures issued by Braskem, used as guarantee for the issue of Agribusiness Receivables Certificate ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. (ii) Unsecured debentures. 16 Braskem Idesa borrowings Consolidated Identification Maturity Currency and annual stated interest rate (%) Sep/25 Dec/24 Bonds Bond I (i) nov-2029 Us dollar exchange variation + 7.45 5,019 5,185 Bond II (ii) feb-2032 Us dollar exchange variation + 6.99 6,551 6,773 11,570 11,958 Others (iii) Apr-2029 Us dollar exchange variation + quarterly Term SOFR + 8.25 523 534 (v) Oct-2028 Us dollar exchange variation + quarterly Term SOFR + 3.75 1,830 1,959 (iv) dec-2026 Us dollar exchange variation + quarterly Term SOFR + 4.50 183 188 2,536 2,681 Transactions costs (294) (332) Total 13,812 14,307 Current liabilities 12,118 12,504 Non-current liabilities 1,694 1,803 Total 13,812 14,307 (i) Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond. In November 2025, Braskem Idesa did not fulfill the interest payment due for the month, as reported in Note 1. The Company reclassified the principal balance of the bond as short-term, as detailed in Note 1. (ii) Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met, which include the reduction of greenhouse gas (GHG) emissions by 15% in absolute terms by 2028, considering a baseline of 2017. Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond. As a result of the events disclosed in Note 1, the balance of the bond was reclassified as short-term. In February 2026, Braskem Idesa did not fulfill the interest payment due for the month. (iii) In April 2025, Braskem Idesa entered into a new agreement in the amount of R$545 (US$95), maturing in April 2029, with quarterly interest payments. The proceeds from this new financing were used for the early settlement Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 30 of financing, which would originally mature in October 2026. As a result of the events disclosed in Note 1, the debt triggered a cross-default and was reclassified as short-term. (iv) As detailed in Note 1, in October 2025, Braskem Idesa made withdrawals totaling R$188 (US$34) from a credit facility contracted with Banco Inbursa, which has a total available limit of R$468 (US$85). This credit facility matures in December 2026. (v) Project finance obtained by Terminal Química for the construction of the ethane import terminal in Mexico, secured by standard guarantees for transactions of this nature, as well as by an Equity Support Agreement provided by Braskem. As of the end of December 2025, this agreement covers 50% of Terminal Química's outstanding financing balance, while the remaining 50% is guaranteed by the other shareholder of Terminal Química until the project's collateral perfection date. This date includes the requirement for authorization from the local energy regulatory agency (CRE/CNE) to pledge certain Terminal Química assets to the creditors' syndicate. After this milestone is reached, Braskem commits to providing support that will cover 100% of the monthly payments under the agreement entered into between Braskem Idesa and Terminal Química, up to the amount of the outstanding balance of Terminal Química's financing. The following amortization schedule presents the maturities considering the reclassification as per Note 1 and the original contractual terms: Consolidated Reclassification Original contractual maturities Mar/26 Dec/25 Mar/26 Dec/25 2026 11,300 11,865 - - 2027 51 72 7 10 2028 1,643 1,731 1,584 1,670 2029 5,155 5,420 2032 6,248 6,568 Total 12,994 13,668 12,994 13,668 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 31 17 Reconciliation of financial activities in the statement of cash flow Consolidated Loan from non-controlling Borrowings Braskem Idesa shareholders and debentures financing of Braskem Idesa Lease Balances at December 31, 2025 51,821 14,307 1,037 4,151 Payments (136) (27) - (204) Cash used in financing activities (136) (27) - (204) Other changes Interest paid (1,050) (36) - (71) Interest and monetary and exchange variations, net 691 333 13 13 New contracts 4 Remensuration - - - 1 Currency translation adjustments (2,262) (765) (42) (130) (2,621) (468) (29) (183) Balances at March 31, 2026 49,064 13,812 1,008 3,764 Current 7,643 12,118 - 869 Non-current 41,421 1,694 1,008 2,895 Total 49,064 13,812 1,008 3,764 Parent company Borrowings Related and debentures parties Lease Balances at December 31, 2025 7,755 46,551 1,878 Issued - 13 - Payments (42) (2,271) (96) Cash used in financing activities (42) (2,258) (96) Other changes Interest paid (49) - (36) Interest and monetary and exchange variations, net 33 (1,473) (24) VJ Mutuals adjustments (3) Remensuration - - (8) (16) (1,476) (68) Balances at March 31, 2026 7,697 42,817 1,714 Current 1,295 1,866 462 Non-current 6,402 40,951 1,252 Total 7,697 42,817 1,714 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 32 18 Financial instruments and risk management 18.1 Financial risk management Overview The Company approved, together with its Board of Directors, the financial policy that establishes concepts, criteria and power limits for decisions involving: • Cash flow and liquidity risk management; • Counterparty risk management; and • Foreign exchange, index and interest rate, and commodity risk management. The main objectives of the Company's financial policy are to ensure: - Proactive and continuous risk management through anticipation and, when necessary, protection against unfavorable scenarios, in order to protect the Company's results and assets; - The continuous alignment of the objectives of the teams involved in risk management with the Company's overall objectives; - The continuous preservation of the Company's financial health; - The protection of the Company's results and assets against the non-performance of financial obligations assumed by counterparties; - The efficiency and effectiveness in safeguarding against market risk exposures, currency exposures, and commodity exposures, through the use of financial instruments or by recognizing the presence of natural hedges and the correlations between the prices of different assets and markets, as well as in maintaining the balance between active and passive exposures; In order to comply with the objectives of the financial policy, management conducts risk management as a continuous process, considering the exposed areas of the business, involving the identification, measurement, follow-up, monitoring, and, if necessary, the definition of limits and appropriate mitigation instruments under the circumstances. In line with risk management policies, every derivative operation must be linked to an effective exposure, without a speculative character. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 33 18.2 Classification of financial instruments Transactions in financial instruments are recognized on the date the Company becomes a party to the contractual provisions of the instrument and end when they expire, are settled, received, or their risks and benefits are substantially transferred. Financial assets are initially recognized at fair value, which corresponds to the transaction price, and are subsequently measured based on the management model of these assets by the management. Consolidated Note Mar/26 Dec/25 Assets Amortized cost Cash and cash equivalents 4 3,540 7,115 Trade accounts receivable 6 3,832 3,383 Other assets 868 630 Subtotal 8,240 11,128 Fair value through profit or loss Derivatives 18.4 125 10 Cash equivalents 4 1,138 3,386 Financial investments 5 1,368 1,365 Energy future agreements 18.4 666 781 Subtotal 3,297 5,542 Fair value through other comprehensive income Trade accounts receivable 6 96 72 Fair value of hedge accounting instruments Derivatives 18.4 - 75 Total assets 11,633 16,817 Liabilities Amortized cost Trade payables 14 11,272 13,198 Borrowings and debentures 15 49,436 52,233 Braskem Idesa borrowings 16 14,106 14,639 Loan from non-controlling shareholders of Braskem Idesa 8 (a) 1,008 1,037 Leniency agreement 21 (a) 649 673 Other liabilities 2,296 2,698 Subtotal 78,767 84,478 Fair value through profit or loss Derivatives 18.4 7 21 Energy future agreements 18.4 662 764 Subtotal 669 785 Fair value of hedge accounting instruments Derivatives 18.4 29 44 Total liabilities 79,465 85,307 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 34 Except for financing and debentures whose fair values are disclosed in the note below, the carrying amount of the other financial instruments represents a reasonable approximation of their fair value. 18.3 Fair value hierarchy The Company classifies part of its financial instruments as carried at fair value and, depending on the inputs used in their measurement, such instruments can be classified into 3 levels of hierarchy. Level 1 indicates a value based on quoted prices for identical assets and liabilities, without any adjustments. Level 2 involves inputs from pricing models or the use of available prices for similar assets and liabilities. Level 3 involves pricing through a model based on data not available in the market. The fair value of the financial instruments measured at the end of the year is shown below: Consolidated Level 1 Level 2 Fair value total Carrying amount Assets Cash equivalents - 1,138 1,138 1,138 Financial investments - 1,368 1,368 1,368 Trade accounts receivable - 96 96 96 Derivatives - 125 125 125 Energy future agreements - 666 666 666 Total assets 3,393 3,393 3,393 Liabilities Derivatives - 36 36 36 Energy future agreements - 662 662 662 Financing Foreign currency - Bonds 16,935 - 16,935 36,646 Foreign currency - Others - 5,975 5,975 8,475 Local currency - 753 753 1,079 Debentures - 993 993 3,236 Braskem Idesa financing Bond 6,545 - 6,545 11,570 Others - 1,914 1,914 2,536 Total liabilities 23,481 10,334 33,814 64,240 Counterparty risk - Financial institutions In defining counterparties for active financial operations, including derivatives, the criteria for classifying the counterparty's credit risk by a specialized agency should be observed. This involves using the local long-term rating for Brazilian institutions and the global rating for international institutions, as well as considering the concentration of exposure to the counterparty. The Company accepts as counterparties financial institutions and issuers of securities that meet the minimum rating below: Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 35 Rating agency Local minimum rating Global minimum rating Fitch Ratings A+ BBB- Standard & Poor's A+ BBB- Other agencies that have an equivalent reputation may be considered in the risk management process. In addition to the minimum rating, the Company also considers, as main criteria, the exposure by institution concentration, exposure relative to the counterparty's equity, and exposure by category of rating and Credit Default Swap ("CDS") of counterparties. The exposure classified by credit risk rating of the cash and cash equivalents and financial investments is presented below: Mar/26 Dec/25 Domestic market Foreign market Total Domestic market Foreign market Total Financial assets with risk classification AAA 1,299 1,146 2,445 1,810 4,111 5,921 AA+ 227 - 227 632 - 632 AA 11 5 16 65 32 97 AA- 16 - 16 27 - 27 A+ 2 2,070 2,072 6 3,604 3,610 A 223 244 467 385 147 532 A- - 517 517 - 891 891 1,778 3,982 5,760 2,925 8,785 11,710 Financial assets without risk classification Other financial assets with no risk (i) 200 86 286 156 - 156 assessment 200 86 286 156 - 156 Total 1,978 4,068 6,046 3,081 8,785 11,866 (i) Investments approved by the Management, in accordance with the Financial Policy. Counterparty risk - Trade accounts receivable As part of its financial risk management, the Company has a specific policy for managing the credit risk of clients, which sets operational parameters and responsibilities for the management of receivables and is enforced by a specialized credit and collection team, which is in charge of the main activities of credit risk management. The Company also has a credit committee responsible for monitoring and supporting the management in the application of internal policies. Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings, representing the Company’s total exposure, was as follows: Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 36 (%) Mar/26 Dec/25 Minimal risk 66.10 71.00 Low risk 23.40 21.60 Medium risk 9.20 6.40 High risk 1.10 0.80 Very high risk (i) 0.20 0.20 (i) Clients in this group that are still actively purchasing from the Company and paying in advance. For the export market, approximately 91% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, approximately 28% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance. 18.4 Market risk The Company, in the normal course of its operations, is exposed to a variety of market risks, mainly related to fluctuations in exchange rates, interest rates and commodity prices, which may affect its current and future cash flows. To mitigate these risks, the Company follows procedures set forth in its financial risk management policy, which aims to identify and monitor exposures, implement actions to protect the organization's results against market volatility, and conduct an organized risk management process. As of March 31, the Company has contracted the following derivative financial instruments, which are used in managing market risk protection: Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 37 Instrument Market risk Exposure Protection Notional Dec/2025 Change in fair value Financial settlement Discontinuation of hedge accounting Mar/2026 Non-hedge accounting transactions Future contract Commodities price Gasoline Naphtha - 1 (3) 2 - - Swap - Terminal Química Interest rate SOFR variable SOFR fixed (29) 9 (2) 2 - 9 Energy future agreements Energy price Energy (108) (17) 13 - - (4) Put and call options Foreign exchange R$ US$ - - - - (48) (48) Swap CRA US$ and fixed rate R$ US$ and fixed rate 552 - - - (78) (78) (7) 7 4 (127) (122) Hedge accounting transactions Swap - Terminal Química Interest rate SOFR variable SOFR fixed (9) 44 (15) - - 29 Put and call options Foreign exchange R$ US$ - (19) (29) - 48 - Swap CRA US$ and fixed rate R$ US$ and fixed rate - (56) (22) - 78 - (32) (67) 127 29 Asset Current asset 365 329 Non-current asset 501 462 Total 866 791 Liabilities Current liabilities 331 267 Non-current liabilities 497 431 Total 828 698 Balance - liabilities - assets (38) (93) As disclosed in the most recent annual financial statements, the Company has discontinued its hedging programs due to the events described in Note 1. Currently, the only active program refers to the cash flow hedge of TQPM's debt. The details of the outstanding derivatives are provided below: SOFR Swaps - TQPM To mitigate the risk associated with the terminal project, TQPM entered into an interest rate swap to reduce the volatility of highly probable future cash flows indexed to SOFR, related to financial liabilities. The notional amount of the hedge corresponds to 75% of the expected principal of the debt on each interest payment date, under a cash flow hedge structure that covers only the interest payments linked to the variable SOFR component. The economic relationship between the hedging instrument and the hedged item is established based on reference rates, durations, reset dates, maturities, and notional or principal amounts. The main sources of ineffectiveness in these hedge relationships are: • the impact of the counterparty’s and the Company’s own credit risk on the fair value of the swaps, which is not reflected in the changes in the fair value of the hedged cash flows; and • mismatches in repricing dates between the swaps and the underlying borrowings. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 38 The asset leg of the swap is tied to the 3-month SOFR rate, while the liability leg is fixed at 4.308% per annum. Braskem S.A.'s Derivatives The Company uses derivative financial instruments to hedge against its exposure to fluctuations in the R$/US$ exchange rate. The adopted strategies include transactions involving US dollar call and put options, intended to hedge future sales in Brazilian real that are exposed to the US dollar, as well as entering into swaps. These instruments were designated for hedge accounting of cash flows through December 2025, with the underlying hedge items being future revenues subject to foreign exchange volatility. The effective portion of these instruments, measured up to the date the hedge program was discontinued, was recognized in other comprehensive income (OCI) and will be reclassified to profit or loss as the related hedged cash flows are realized. From January 2026 onwards, changes in the fair value of derivative instruments and their financial effects will be recognized directly in the financial result for the period. 18.5 Sensitivity analysis Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below: As of March 31, the main risks that can affect the value of Company’s financial instruments are: • IPCA inflation rate; • Selic and CDI interest rates; • SOFR interest rate; • US$/R$ exchange rate; • MXN/R$ exchange rate; and • Euro/R$ exchange rate. For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it. Selection of scenarios The Focus Market Readout published by the Central Bank of Brazil (“BACEN”) was used to create the probable scenario for the US$-R$/Euro-R$ exchange rate, the Selic/CDI interest rate and the IPCA interest rate as at March 31, 2026. The probable scenario for the Mexican Peso is constructed based on the interpolation of forward exchange rate curves for US$-MXN, using market data. This curve is then converted using the US$-R$ forward curve as a reference. According to the Market Readout, US$1 will remain at approximately R$5.40, while the Selic rate should reach 12,5% p.a. at the end of the year 2026. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate. According to the forward market curves, the Euro is expected to stay around R$7.07, and the Mexican Peso is expected to remain near R$0.38. Since the Market Readout report does not include consensus forecasts for the SOFR interest rates, the projection of the U.S. Federal Reserve for the Federal Funds Rate was used, which was published in March 2026, in comparison with the current level of the Federal Funds rate on March 31, 2026. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 39 For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable. Gain (losses) Exposure value Probable Reasonably possible Possible as of Mar/26 (USD x BRL 5,40) (USD x BRL 5,83) (USD x BRL 7,06) Instrument / Sensitivity Brazilian real / U.S dollar exchange rate Cash, cash equivalents and financial investments 3,853 133 452 1,356 Borrowings (59,226) (2,049) (6,947) (20,841) Trade payables (10,028) (347) (1,176) (3,529) Derivatives (387) 75 (73) (245) Loan from non-controlling shareholders (1,008) (35) (118) (355) of Braskem Idesa Trade accounts receivables 1,371 47 161 482 (EUR x BRL 7,07) (EUR x BRL 6,69) (EUR x BRL 8,06) Brazilian real / euro exchange rate Cash, cash equivalents and financial investments 379 67 43 129 Trade accounts receivables (11) (2) (1) (4) Trade payables 23 4 3 8 (MXN x BRL 0,38) (MXN x BRL 0,32) (MXN x BRL 0,39) Brazilian real / Mexican peso exchange rate Cash, cash equivalents and financial investments 39 12 4 13 Trade accounts receivables (375) (114) (41) (124) Trade payables 41 13 5 14 12,50% 18,17% 25,01% CDI interest rate Cash, cash equivalents and financial investments 1,714 (33) 50 151 Borrowings indexed to CDI (3,181) 171 (271) (857) Leniency agreement (649) 17 (26) (78) 4,31% 5,85% 9,27% IPCA interest rate Borrowings indexed to IPCA (1,132) (2) (25) (74) Derivatives 579 72 37 116 3,40% 8,08% 16,94% SOFR interest rate Borrowings indexed to SOFR (11,010) 39 (689) (2,068) Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 40 18.6 Cash flow hedge By December 2025, the Company has designated financial liabilities of debts denominated in US dollars as hedging instruments to mitigate the exposure to cash flow variability that is attributable to foreign exchange risk associated with highly probable future sales. The purpose of the cash flow hedges was to mitigate the impact of fluctuations in the R$/US$ exchange rate on projected cash flows. Due to the significant uncertainty disclosed in Note 1, management has reassessed, for accounting purposes, whether the 'highly probable transactions' criterion required by IFRS 9 continues to be met for maintaining the hedge accounting program. As a result, hedge accounting for Braskem S.A.'s future revenues will be prospectively discontinued as of December 31, 2025. It should be emphasized that the discontinuation is solely due to the assessment of compliance with applicable accounting requirements in a context of increased uncertainty. This does not change the expectation that these transactions will be carried out, as they remain planned and included in the approved business plan. The remaining balances of the hedge reserve, accumulated in equity, will be reclassified to profit or loss in the same period in which the respective hedged items are realized. The remaining balances in the reserves related to the debt hedge program are: Future exports in US$ - Braskem S.A. Designation year Balance at Dec/25 2017 (2,916) 2019 (2,743) 2020 (832) 2021 - 2022 (162) 2023 (198) 2024 110 2025 8 Hedge reserve – discontinued program (6,733) (i) The balances of deferred tax assets were recorded in allowance for impairment in 2025. Future exports in US$ - Braskem Idesa Designation year Balance at Dec/2025 Hedge reserve carried out Balance at Mar/26 2019, 2021, 2025 1,427 150 1,577 Income tax (444) (33) (477) Hedge reserve net of income tax 983 117 1,101 The realizations of the hedge reserve are recognized in the financial result for the period. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 41 19 Taxes payable Consolidated Parent company Mar/26 Dec/26 Mar/26 Dec/26 Parent company and Brazilian subsidiaries IPI 71 57 71 57 ICMS 404 317 404 317 PIS and COFINS 14 15 14 15 Other 28 34 28 34 Foreign subsidiaries Value-added tax 93 115 - - Total 610 537 517 422 Current liabilities 547 475 454 360 Non-current liabilities 63 62 63 62 Total 610 537 517 422 20 Income tax (a) Amounts recognized in profit and loss Consolidated Parent company Mar/26 Mar/25 Mar/26 Mar/25 Loss before IR and CSL 948 816 1,449 1,084 IR and CSL at the rate of 34% (322) - (277) (493) (369) Permanent adjustments to the IR and CSL calculation basis Income taxes on equity in results of investees (39) (2) (27) - 280 Thin capitalization (249) (320) (249) - (320) Tax sparing credits 73 - - - - Deferred income tax and social contribution not recognized on temporary differences 524 - 744 - - Difference of rate applicable to each country 274 450 - - - International Tax Reform - Pillar Two 20.2(e) - (77) - - - Other permanent adjustments 32 42 24 - 23 Effect of IR and CSL taxes on results of operations 293 (184) (0) (386) Current income taxes expense 19 (24) - - Current income tax - Pillar Two - (77) - - Deferred tax 274 (83) - (386) Total 293 (184) - (386) Effective rate -30.9% 22.5% 0.0% 35.6% Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 42 (b) Deferred income tax and social contribution Consolidated Parent Company Mar/26 Dec/25 Mar/26 Dec/25 Asset Tax losses 8,050 7,667 4,239 3,990 Exchange variations 2,689 3,586 2,689 3,688 Temporary adjustments 3,544 3,615 3,043 3,146 Lease 3,615 3,805 1,305 1,350 Tax credits 3,089 2,982 1,340 1,238 Outros 103 103 103 105 Provisão para redução ao valor recuperável ativo fiscal diferido (10,537) (11,107) (9,183) (9,932) Total 10,553 10,651 3,536 3,585 Liability Amortization of goodwill based on future profitability 650 650 650 651 Tax depreciation 4,691 4,779 1,453 1,427 PIS/Cofins credit - exclusion of ICMS from the calculation basis 190 190 190 189 Temporary adjustments 248 231 0 0 Right of use of assets 3,567 3,752 1,233 1,261 Present value adjustment and amortized cost 788 804 413 447 Amortization of fair value adjustments on the assets from the acquisition of Braskem Qpar 131 136 131 137 Other 9 21 5 12 Total 10,274 10,563 4,075 4,124 (i) Increase resulting mainly from the recognition of tax credits, as demonstrated in the effective tax rate reconciliation (Note 20(a)). (c) Offset for the purpose of presentation in the consolidated statement of financial position Mar/26 Dez/25 Deferred tax assets Deferred tax liabilities Balance Deferred tax assets Deferred tax liabilities Balance Braskem S.A. 3,536 (4,075) (539) 3,585 (4,124) (539) Braskem Argentina - (1) (1) - (1) (1) Braskem America 603 (1,361) (758) 588 (1,405) (817) Braskem Europe 18 (13) 5 19 (15) 4 Braskem Green - (55) (55) - (49) (49) Braskem Netherlands 2,193 (563) 1,630 2,115 (624) 1,491 Braskem Idesa 4,044 (4,044) - 4,210 (4,210) - Braskem Mexico Serviços 32 - 32 32 - 32 Braskem Mexico Sofom 83 (82) 1 61 (73) (12) Braskem Siam 9 (7) 2 11 (10) 1 Terminal Quimica - (71) (71) - (50) (50) Voqen 5 - 5 1 - 1 Wise 30 (2) 28 29 (2) 27 Total 10,553 (10,274) 279 10,651 (10,563) 88 Deferred tax assets - - 1,701 - - 1,557 Deferred tax liabilities (1,422) (1,469) Balance 279 88 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 43 (d) Realization of deferred tax assets In the period ended March 31, 2026, the Company did not identify any events indicating that the book value of these deferred taxes exceeds the recoverable amount. (e) International Tax Reform – Pillar II The Company complies with the rules of the International Tax Reform – Pillar II Model Rules, an initiative of the Organization for Economic Cooperation and Development (“OECD”) in the context of the BEPS (Base Erosion and Profit Shifting) Project. This project aims to combat tax planning practices that result in the erosion of the tax base and the transfer of profits to low-tax jurisdictions. Pillar II establishes a global minimum tax of 15% for each jurisdiction in which the multinational group operates. The Company is subject to Pillar II rules in Germany, Brazil, and the Netherlands. In the third quarter of 2025, the Company fully reversed the provision previously recorded after incorporating tax sparing credits accumulated through December 31, 2023, into the Pillar II calculation of its subsidiary in the Netherlands. Under Pillar II rules, such credits may be recognized as tax expense, resulting in a higher effective tax rate for the subsidiary. As a result of this increase, no additional tax was assessed under the Pillar II rules. The Company does not expect additional impacts on its financial statements resulting from the enactment of the standard in other jurisdictions, since the effective tax rate in these regions is higher than 15%. In addition, the Company applied the temporary exemption from accounting for deferred taxes related to the supplementary tax and assessed the new disclosure requirements on Pillar II exposures, as provided for in the applicable accounting standards. 21 Sundry provisions Consolidated Parent company Mar/26 Dec/25 Mar/26 Dec/25 Leniency agreement (a) 649 673 649 673 Provision for environmental damages 942 972 942 972 Provision for customers rebates 136 189 90 97 Other 101 90 103 90 Total 1,828 1,924 1,784 1,832 Current liabilities 672 711 628 619 Non-current liabilities 1,156 1,213 1,156 1,213 Total 1,828 1,924 1,784 1,832 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 44 (a) Leniency agreement In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations (“Investigation”) and to report their findings. In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office (“MPF Agreement”) and with U.S. and Swiss authorities (“Global Settlement”), in the amount of US$957 (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Office of The Federal Controller General (“CGU”) and the Office of the Attorney General (“AGU”), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 (“CGU/AGU Agreement” and, jointly with the Global Settlement, “Agreements”), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$410 due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the CGU/AGU Agreement, and no additional payments by the Company are expected. Since 2016, The Company has already paid R$3,484 distributed as shown below: AGU CGU and MPF DoJ (i) OAG (i) MPF SEC (i) Total Agreements signed with: Amounts paid 1,292 297 407 1,282 206 3484 (i) U.S. Department of Justice (“DoJ”); Swiss Office of the Attorney General (“OAG”) and U.S. Securities Exchange Commission (“SEC”). In August 2023, the Company was notified by the CGU about the end of the monitoring period of the Company’s integrity program, and also presented the closing of the monitorship. In February 2024, a decision was rendered by the Federal Supreme Court (“STF”), within the scope of the Action against the Violation of a Constitutional Fundamental Right (“ADPF”) No. 1051, determining the renegotiation of leniency agreements. In December 2024, the Company entered into an Amendment to the CGU/AGU Agreement to adjust the payment schedule and other obligations and conditions, as outlined below. The MPF agreed to the terms of the Amendment to the CGU/AGU Agreement: (i) 2026: R$ 35 (ii) 2027: R$ 55 (iii) 2028 to 2030: installments of R$ 158 each. In January 2026, the amount scheduled for the current year was settled, with payment of the inflation-adjusted amount at R$42. The CGU/AGU Amendment is pending approval by the STF, in the ADPF records. As a result of the amendment, the Company recognized a reversal of R$112 in the provision amount of the leniency agreement. As of March 31, 2026, the balance payable adjusted by the SELIC rate is R$649 (2025: R$673), of which R$113 is recorded under current liabilities (2025: R$90) and R$536 is recorded under non-current liabilities (2025: R$583). Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in millions Reais, except as otherwise stated 45 22 Provisions for legal proceedings 22.1 Claims with probable chance of loss Consolidated Parent company Mar/26 Dec/25 Mar/26 Dec/25 Labor claims 172 160 169 160 - - - - Tax claims - - - - IR and CSL 85 98 85 98 PIS and COFINS 255 257 255 257 ICMS 10 10 10 10 Other tax claims 71 70 71 70 421 435 421 435 Corporate claims 130 128 130 128 Civil claims and other 204 199 205 199 927 922 925 922 22.2 Contingent liabilities Consolidated Note Mar/26 Dec/25 Tax claims (a) 30,842 29,143 Civil claims - Other 543 747 Social security claims 578 784 Environmental claims 847 827 Labor claims 673 666 Other lawsuits 474 457 Total 33,957 32,624 *Contingent liabilities related to the geological event in Alagoas are presented in a specific note (23.1). (a) Tax (i) PIS/Cofins: The Company was questioned by the Federal Revenue Service about various federal taxes that were offset by non-cumulative PIS and COFINS credits, which were generated by the exclusion of ICMS from the calculation basis of such contributions, as ensured by a final and unappealable court decision. The claims are in the administrative phase. In the first quarter of 2026, the Company received a new decision order, which led to an increase in the contingency to R$718. (ii) Separate Fine - Law No. 10,833/03: In March 2026, the Company was notified of a tax-deficiency notice in which the Federal Revenue Service is imposing a separate fine of 150% on the offsetting of non-cumulative PIS and COFINS credits. These credits were generated due to the exclusion of ICMS from the calculation base of these contributions, as determined by a final and unappealable court decision. As of March 31, 2026, the contingency amount is R$563. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in thousands Reais, except as otherwise stated 46 23 Geological event - Alagoas In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company. Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological event are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities. As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreements: i) Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), with the second amendment to the Agreement being related to the map issued in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed; ii) Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation (“ACP Socio-Environmental Reparation”) and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible social and urban impacts and damages arising from salt mining in the Municipality of Maceió. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed; iii) Agreement for Implementation of Social and Economic measures for Requalification of the Flexal Area (“Flexal Agreement”), entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022, which establishes the actions to requalify the Flexal region, payment of compensation to the Municipality of Maceió and indemnifications to residents in the region; iv) Global Agreement with the Municipality of Maceió (“Global Agreement”) ratified on July 21, 2023, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; and (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (“PAS”); and Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in thousands Reais, except as otherwise stated 47 v) Instrument of Agreement with the State of Alagoas (“State Agreement”), executed on November 10, 2025, which provides, among other terms: (a) a total amount of R$ 1.2 billion as compensation, indemnification, and/or reimbursement to the State of Alagoas for the full reparation of all material and non-material damages suffered by the State; (b) grants the Company a full release from any liability for damages arising from and/or related to the geological event in Alagoas, including the dismissal of the State of Alagoas’ Action for Damages. Of the total R$1.2 billion established in the agreement, R$139 million (adjusted to current value) have already been paid. The outstanding balance will be paid in 10 variable annual installments, which will be adjusted mainly after 2030, taking into account the Company's ability to pay. The Management of Braskem, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes in the period: 2026 2025 Balance at the beginning of the year 3,503 5,570 - - Provisions (*) 88 320 Payments and reclassifications (**) (278) (2,594) Realization of present value adjustment 54 207 - - Total 3,367 3,503 Current liability 1,092 1,107 Non-current liability 2,275 2,396 Total 3,367 3,503 (*) The change in the provision for the period ended March 31, 2026, mainly refers to: (i) based on the updated cost estimates for the action fronts in Alagoas, and (ii) the update of the present value adjustment due to the remeasurement of the discount rate and the revised estimate of disbursements over the years. The change in the provision in the fiscal year 2025 mainly refers to: (i) the signing of the Instrument of Agreement with the State of Alagoas; (ii) reversals resulting from updated cost estimates for the action fronts undertaken in Alagoas, and (iii) the update of the present value adjustment due to the remeasurement of the discount rate and revised estimates of disbursements over the years. In the fiscal year 2024, the variation in the provision was mainly caused by: (i) the update of cost estimates related to the closing of mining areas; b) Includes inflation/foreign exchange adjustment of R$6 (2025: R$(4) reported under Financial expenses. (**) Of this amount, R$130 (2025: R$1,348) refers to payments made and R$148 (2025: R$1,246) was reclassified to Other liabilities, which totals a balance of R$1,209 (2025: R$1,416) referring to accounts payable for the Geological event – Alagoas. The amounts included in the provision are segregated into the following action fronts: a. Support for relocating and compensating: Refers to actions to support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map, including compensation that requires special relocation measures, such as hospitals, schools, and public facilities, whether they belong to private or public entities. This action has a provision of R$141 (2025: R$192) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation and indemnities related to establishments that require special measures for their relocation. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in thousands Reais, except as otherwise stated 48 b. Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas. The closure plan of 35 mining areas is currently divided as follows: i) 18 cavities are expected to be filled with solid material with priority. To date, 6 cavities have been filled with sand, 4 cavities have reached the technical filling limit, 2 cavities are currently being evaluated to confirm whether the technical limit has been reached, 4 cavities are in the filling process, and 2 cavities are in the preparation and planning activities; ii) 6 cavities were naturally filled and, therefore, do not indicate, at this moment, the need for additional measures; iii) 11 cavities remain within the salt layer and suitable for pressurization. By the end of 2024, the Company based on the technical note issued by expert consultancy, considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose of to achieve a maintenance-free state for the 35 cavities, suitable for the final closure of the field. Note that any need for additional actions is assessed on an ongoing basis by the Company and are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the priority action lines map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions. The provisioned balance amount of R$1,657 (2025: R$1,730) to implement actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as: results of the monitoring of the cavities, progress of implementing the plans to close mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible natural alterations. Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities. As one of the results of the collapse of cavity 18 in December 2023, as agreed in the Socio-Environmental Reparation Agreement, the specific Environmental Diagnosis and Environmental Plan to evaluate potential impacts caused by the collapse of said cavity, conducted by specialized firm, was completed. The action plan resulting from this study is still in progress. The document was acknowledged by the MPF in February 2026, at which time the ministerial body also approved the extension of the deadline for updating the Environmental Diagnosis, as stipulated in the Agreement, to 2027. c. Social and urban measures: Refers to actions in compliance with social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, for the adoption of actions and Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in thousands Reais, except as otherwise stated 49 measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. To date, of the 11 projects defined for urban mobility, 6 have already been completed, 3 are in progress and 2 are in the planning stage. Regarding the Social and Urban Action Plan ("PAS"), of the 44 planned actions, which may be changed in accordance with the authorities, 35 are under Braskem's responsibility (4 are completed and 7 are under implementation) and 9 are under of the responsibility of Municipality of Maceió, funded by the Company. The balance of the provision is R$779 (2025: R$793). d. Additional measures: Refers to actions regarding: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The balance of additional measures described in this item totals R$790 (2025: R$788). The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter. The actions to repair, mitigate or compensate potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, are in progress and eventually new measures may be necessary and will be consolidated as part of the measures for a Plan to Recover Degraded Areas (“PRAD”). The Company has been making progress in negotiations with private and public entities about other indemnification requests to understand them better, which may lead to future agreements. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for. On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions. There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM"). The Company has been monitoring the matters and their developments. In October 2025, the MPF filed charges based on the final report of the Federal Police from October 2024. The Company reiterates that it has always been at the disposal of authorities and will present its statement at the appropriate time in the legal proceedings. Additionally, it is not possible to anticipate all new claims related to damage or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts and/or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in thousands Reais, except as otherwise stated 50 face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipalities or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment. Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may significantly differ from its estimates and provisions. 23.1 Lawsuits in progress The contingent liabilities whose loss is assessed as possible by the Company’s Management, based on its evaluation and that of its external legal advisors, related to the geological event in Alagoas, are disclosed as follows: 2026 2025 Civil claims - Alagoas (*) 8,137 8,036 Environmental claims - Alagoas 98 96 Total (**) 8,235 8,132 (*) Amounts presented net of the portion of the provision for compensation and relocation of public and private facilities located on the Civil Defense Map (version 4) covered by lawsuits related to the topic. The total amount of provisions related to these claims is R$18. (**) Comprise the lawsuits with possible loss prognosis detailed below, and others of lesser value involved, including Public-Interest Civil Actions related to the relocation of certain public facilities located in the region. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in thousands Reais, except as otherwise stated 51 In the context of this event, the main lawsuits filed against the Company are: Description of civil lawsuits Estimate 2026 2025 1) Public-Interest Civil Action - Reparation for Residents – Map Version 5 Plaintiffs: Federal Prosecution Office, Federal Public Defender’s Office and Alagoas State Prosecution Office On November 30, 2023, the Company was informed of the Public-Interest Civil Action filed by the plaintiffs against the Municipality of Maceió and Braskem, with a request for a injunctive relief based on evidence, against Braskem: (i) inclusion in the PCF of the new criticality area 00 (area defined by the Civil Defense of Maceió with recommendation of relocation) of Version 5 of the Civil Defense Map and the optional inclusion of all residents affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with recommendation of monitoring) of Version 5 of the Map, with inflation adjustment corresponding to the amounts adopted by the PCF; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation of Damage to Properties resulting from the alleged depreciation of the property, as well as the alleged pain and suffering resulting from the inclusion of the property in the Map; (iii) engagement of independent and specialized firm to identify the alleged damages to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, they request confirmation of the preliminary injunctions. The preliminary injunctions granted at first instance on November 30, 2023 had their effects suspended on January 22, 2024, by decision of the Federal Regional Court of the 5th Region (“TRF5”), as a result of an interlocutory appeal filed by the Company. Said appeal was adjudicated on February 27, 2025 and was fully granted, resulting in the definitive dismissal of the effects of the preliminary injunction. In June 2025, the plaintiffs reiterated a request for relief based on evidentiary grounds, seeking the voluntary relocation of residents from a specific area of the Bom Parto neighborhood. On September 3, 2025, a decision was issued determining the inclusion of 13 properties previously interdicted by the Municipal Civil Defense in the Financial Compensation Program (“PCF”). However, on October 10, 2025, the TRF5 suspended the effects of such decision and, on March 31, 2026, upon ruling on the merits of the appeal, recognized the absence of any liability of the Company for the relocation and compensation of the aforementioned 13 properties located in Area AT-06B of the Bom Parto neighborhood. 1,279 1,245 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in thousands Reais, except as otherwise stated 52 2) Public-Interest Civil Action - Request for indemnification for additional collective pain and suffering Plaintiff: State Public Defender's Office of Alagoas In March 2024, the Company became aware of the Public-Interest Civil Action filed by the Public Defender’s Office (DPE) which, among others, challenges clause 69 of the Socio-environmental Agreement (payment of R$150 for collective pain and suffering), alleging that there are facts subsequent to the execution of the agreement that would have caused additional pain and suffering. DPE requested a preliminary injunction: (i) to suspend clause 58, paragraph two, of the Socio-environmental Agreement in order to reject the possibility of returning the area to Braskem; (ii) to prohibit the sale of the PCF area until a final and unappealable decision is made on the subject of the claim, considering that the assets acquired through the Program for Financial Compensation must not be sold or pledged. In the merit, the claims include: (i) the loss of all properties that are the subject of PCF, with the possibility of returning the area to the victims or to the public domain, besides ordering Braskem to pay, as compensation for collective and social pain and suffering, the same amount paid by Braskem for material damages; (ii) condemning Braskem, as compensation for existential damages, for the loss of all properties that are the subject of the PCF; (iii) condemning Braskem for “illicit profit,” with the loss of properties that are the subject of the PCF, and the payment of amounts obtained by the Company through its alleged illicit conduct (to be calculated in the liquidation of the award); (iv) issue of subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with the publication of material fact notice. On April 12, 2024, the preliminary injunction requests sought in the lawsuit were denied at first instance. Subsequently, on November 27, 2025, the Federal Regional Court of the 5th Region (“TRF5”), by unanimous decision, granted the appeal filed by the Company in July 2025, recognizing the lack of standing of the State Public Defender’s Office (“DPE”), as well as the validity of the previously executed settlement agreement and the res judicata effect, and ordered the dismissal of the lawsuit. On January 6, 2026, the DPE filed a motion seeking recognition of the nullity of the judgment session related to the aforementioned appeal. On March 17, 2026, the 3rd Federal Court rendered a decision dismissing the Public-Interest Civil Action, based on binding precedent established by the TRF5. The DPE filed motions for clarification against such decision, which are currently pending adjudication. 187 182 3) Public-Interest Civil Action - Border Area Entrepreneurs Plaintiff: State Public Defender's Office of Alagoas and Association of Entrepreneurs and Victims of Braskem In January 2026, the Company became aware of the Public-Interest Civil Action filed by the DPE and the Association of Entrepreneurs and Victims of Braskem, seeking to hold Braskem liable for damages allegedly suffered by entrepreneurs who conduct economic activities along the boundary of the Civil Defense Map, including Area 01. As a preliminary injunction, the plaintiffs seek the creation of an emergency support fund for entrepreneurs, with an initial contribution of R$ 0.4 by Braskem to subsidize loans for the benefit of the entrepreneurs. On the merits, they seek compensation for actual damages (including real estate devaluation, loss of improvements, and other property losses), loss of profits, loss of business goodwill, individual and collective moral damages, existential damages, and social damages. The Company submitted its defense on February 20, 2026. 2,043 2,000 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in thousands Reais, except as otherwise stated 53 4) Public-Interest Civil Action - Refusal of insurance within the scope of Housing Financial System (“SFH”) Plaintiff: Federal Public Defender’s Office In November 2021, the Company became aware of the Public-interest Civil Action to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – See item (i). Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds in the subsidence phenomenon. On January 10, 2024, a decision was rendered partially ordering the insurance companies to: (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and engaging in unfair pricing and increases to avoid contracting insurance coverage for properties out of and next to the risk area, declaring that there were no denials/decreases in the insurance coverage based exclusively on the safety margin, (ii) call everyone who is interested to reassess the request for housing insurance. Braskem was not found guilty, and insurance companies filed an appeal against the decision, which is still pending. It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied. - - 5) Public-Interest Civil - Review of terms of the Flexal Agreement Plaintiff: Alagoas State Public Defender’s Office In March 2023, the Company became aware of the Public-Interest Civil Action filed by DPE against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexal Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas. Through this lawsuit, the DPE seeks, among other claims, the inclusion of residents of the Flexais region, who choose to adhere the PCF, program created under the agreement in ACP (Reparation for Residents), with consequent reallocation of these residents and compensation for moral and material damages in parameters specified in the ACP. As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$1.7 billion, to guarantee the compensation for moral and material damages to residents of the Flexais region. The injunction relief requests were rejected by the trial and appellate courts. On January 19, 2024, a decision was rendered, judging partially valid the requests made by the DPE. The Company, the DPE, the Alagoas State Government and the Federal Government filed appeals against this decision. On August 19, 2025, the appeals of both Braskem and the Federal Government were upheld on their merits, resulting in the reversal of the lower court’s ruling, the recognition of the validity of the agreement, and the annulment of the financial penalties previously imposed. The appeals of the State of Alagoas and the DPE were denied. Braskem, the State of Alagoas, and the Federal Government filed motions for clarification , which were pending adjudication at the time. On October 30, 2025, the TRF5 unanimously granted Braskem's interlocutory appeal and overturned the lower court's ruling that had ordered an anthropological expert examination. On March 24, 2026, the TRF5 denied the motions for clarification filed by Braskem, the State of Alagoas, and the Federal Government. As a result, the TRF5’s findings regarding the validity and enforceability of the Flexais Agreement, as well as the revocation of the order to conduct the anthropological technical expert examination, remain in full force and effect. 354 345 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in thousands Reais, except as otherwise stated 54 6) Public-Interest Civil Action - Fishermen Reparation Plaintiffs: Federation of Fishermen of the State of Alagoas (“FEPEAL”) and National Confederation of Fishermen and Aquaculturists (“CNPA”) In August 2023, the Company became aware of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the “Associations”) against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective morals damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations. As a preliminary measure, the Associations requested, among other claims, that the Company provision sufficient funds to guarantee the compensation of fishermen included in the public-interest civil action and also publishing a material fact notice to the shareholders. These requests were rejected by the Courts. Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous moral damages suffered, in the amount of R$50,000 and (b) material damages in the form of individual and homogeneous loss of profits, in the amount of R$132,000 in both cases for each of the allegedly affected fishermen; (ii) compensation for collective moral damages for the Associations, in the amount of R$100,000; (iii) compensation for collective material damages to the Associations, in the amount of R$750,000; and (iv) attorney fees in the amount of 20% on the value of the award. The action was suspended by the TRF5 pending the judgment of the interlocutory appeal filed by Braskem, which challenges the legitimacy of the representation of the plaintiff institutions. On November 13, 2025, the TRF5 denied the appeal, and Braskem filed motions for clarification, which are pending adjudication. 2,023 1,970 7) Action against the Violation of a Constitutional Fundamental Right (“ADPF”) Plaintiff: Alagoas State Governor On December 18, 2023, the Company was informed of the Action against the Violation of a Constitutional Fundamental Right (ADPF) filed before the Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases 0803836-61.2019.4.05.8000 (ACP Reparation for Residents, 0806577-74.2019.4.05.8000 (ACP Social-Environmental Reparation) and 0812904-30.2022.4.05.8000 (Flexal Agreement), which deal with the settlement to the Company, as well as the acquisition and exploration of vacant properties. On June 24, 2024, the judge rapporteur issued a decision denying the ADPF continuance. The plaintiff filed an appeal against this decision. It is not possible to assign a contingency amount to this lawsuit, which has illiquid claims, aiming at the declaration of nullity of specific contractual clauses of the Agreements. - - 8) Indemnity Claim Plaintiff: Companhia Brasileira de Trens Urbanos (“CBTU”) On February 2, 2021, the Company was notified of the filing of an action, formulating initially only a preliminary injunction for maintaining the Technical Terms of the Cooperation (operational) agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming compensation for losses and damages in the amount of R$222 and for moral damages in the amount of R$0.5, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area. Braskem entered into memoranda of understanding with CBTU to reach a mutual solution and suspend the lawsuit during the negotiation period. Moreover, a procedural legal transaction was presented, approved by the court, which provided for the suspension of lawsuit, enabling the continuity of negotiations. After the suspension period ended, on September 18, 2025, Braskem submitted its defense, and on October 15, 2025, CBTU filed a reply with its considerations. In the extrajudicial sphere, on August 26, 2025, CBTU and Braskem entered into a technical cooperation agreement aimed at enabling the road requalification of the railway section whose operations were suspended, reinforcing the understanding regarding the safe resumption of remodeling services in the mentioned section. 1,537 1,528 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in thousands Reais, except as otherwise stated 55 9) Indemnity Claim - Pinheiro District Property Plaintiff: Construtora Humberto Lobo In July 2019, the Company became aware of the action for damages claiming that the plaintiff suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. On July 5, 2023, a decision was rendered in favor of Braskem. It did not recognize the existence of the alleged loss of profits and alleged damage to the contractor’s image, only ordering the return of R$3 by Braskem to the plaintiff, plus inflation adjustment, to be deducted from the amounts already received by Humberto Lobo during the lawsuit. Appeals filed by the parties are pending judgment. On March 30, 2026, the Court of Justice of the State of Alagoas (“TJAL”) denied Braskem’s appeal and partially granted the Contractor’s appeal, and, by reforming the lower court decision, declared that the contractual termination occurred due to Braskem’s sole fault. The Company was ordered to pay damages in an amount equivalent to the market value of the property subject to the agreement, plus monetary restatement and default interest, as well as moral damages in the amount of BRL 0.3. On April 13, 2026, Braskem filed Motions for Clarification, which are pending judgment. 1 1 10) Indemnity Claim Plaintiff: State of Alagoas In March 2023, the Company became aware of the indemnity claim requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser, with a preliminary request to block funds in Company's current account. An Instrument of Appeal was filed by Braskem. The preliminary injunction was granted. On October 10, 2023, the trial court handed down summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. The Company filed an appeal against the decision. On April 7, 2025, the Court of Justice of Alagoas declared the absolute lack of jurisdiction of the State Court of Alagoas, ordering the transfer of the case to the Federal Court in Alagoas. In May 2025, a decision was issued suspending the transfer of the case to the Federal Court in a new appeal filed by the State of Alagoas. On November 10, 2025, Braskem and the State of Alagoas entered into the State Agreement, comprehensive and complete settlement agreement, fully releasing and extinguishing this compensation claim. On January 7, 2026, the Federal Court issued a decision approving the agreement, pending final judgment due to an appeal filed by the Federal Public Prosecutor's Office and the Public Defender's Office. On February 6, 2026, the MPF and the DPU filed an appeal seeking to overturn the decision with respect to matters involving the Portugal Ramalho Teaching Hospital, challenging the replacement of the obligation to perform with an obligation to pay, as well as the corresponding full and unrestricted discharge granted to Braskem. Braskem, in turn, submitted its counterarguments to the appeal. The appeal is pending judgment. - - 11) Other civil actions - Indemnifications related to the impacts of subsidence and relocation of areas affected The Company is defendant in several other actions filed by individuals in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió. 713 765 Total civil lawsuits 8,137 8,036 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in thousands Reais, except as otherwise stated 56 Description of environmental lawsuits Estimate 2026 2025 1) Notice of violation Plaintiff: Environment Institute of Alagoas State (“IMA”) On December 4, 2023, the IMA issued a fine to the Company due to the alleged environmental degradation resulting from the soil displacement in the region where the mining front is closed in the municipality of Maceió. Considering that in 2019 Braskem had already been fined for the same event and legal grounds, a defense to the notice of violation was filed for bis in idem. The original notice of violation of 2019 was closed with the signature of the Consent Decree (TAC) on December 23, 2023. On December 9, 2025, a final administrative decision was issued upholding the application of the fine. On February 6, 2026, the Company filed a judicial action seeking the suspension of its enforceability, and a preliminary injunction was granted on February 9, 2026. On April 15, 2026, a judgment dismissing the claim was rendered, against which the Company filed Motions for Clarification on April 16, 2026, resulting in the reinstatement of the effects of the injunction suspending the notice of violation. The case is currently pending before the judicial courts. 90 88 2) Sundry environmental lawsuits 8 8 Total environmental lawsuits 98 96 Total lawsuits with probability of possible loss 8,235 8,132 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in thousands Reais, except as otherwise stated 57 24 Shareholders’ equity 24.1 Capital On March 31, 2026 and December 31, 2025, the Company's subscribed and paid-up capital stock amounted to R$8,043 and comprised 797,207,834 shares with no par value, distributed as follows: Amount of shares Common Preferred shares Preferred shares shares % class A % class B % Total % Novonor 226,334,623 50.11 79,182,498 22.95 - - 305,517,121 38.32 Petrobras 212,426,952 47.03 75,761,739 21.96 - - 288,188,691 36.15 ADR (i) - - 92,681,410 26.86 - - 92,681,410 11.63 Other 12,907,077 2.86 97,434,718 28.23 478,790 100.00 110,820,585 13.90 Total 451,668,652 100.00 345,060,365 100.00 478,790 100.00 797,207,807 100.00 Treasury shares - - 27 - - - 27 - Total 451,668,652 100.00 345,060,392 100.00 478,790 100.00 797,207,834 100.00 Authorized 535,661,731 616,682,421 593,818 1,152,937,970 (i) American Depository Receipt (“ADR”) on the New York Stock Exchange – NYSE (USA). 24.2 Share rights Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class “A” preferred shares will have the same claim on the remaining profit that exceeds the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed. In the periods ended March 31, 2026 and March 31, 2025, no shares were delivered. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in thousands Reais, except as otherwise stated 58 25 Earnings per share The table below shows the reconciliation of profit or loss for the year adjusted for the amounts used to calculate basic and diluted earnings per share. Mar/26 Mar/25 Basic and diluted Basic and diluted Income (loss) for the period attributed to Company's shareholders 1,446 698 - - Distribution of priority dividends attributable to: - - Preferred shares class "A" 209 209 209 209 Distribution of 6% of unit price of common shares 273 273 - - Distribution of excess profits, by class: - - Common shares 546 122 Preferred shares class "A" 417 93 963 215 Reconciliation of income available for distribution, by class (numerator): Common shares 819 396 Preferred shares class "A" 627 302 Preferred shares class "B" - - 1,446 698 Weighted average number of shares, by class (denominator): Common shares 451,668,652 451,668,652 Preferred shares class "A" 345,060,365 345,060,365 Preferred shares class "B" 478,790 478,790 797,207,807 797,207,807 Profit (loss) per share (in R$) Common shares 1.8141 0.8759 Preferred shares class "A" 1.8141 0.8759 Preferred shares class "B" 0.6057 0.6057 26 Net revenues Consolidated Parent company Mar/26 Mar/25 Mar/26 Mar/25 Sales revenue 18,093 22,603 13,277 16,552 Taxes (2,541) (3,072) (2,523) (3,056) Sales returns (64) (71) (52) (31) Net sales and services revenue 15,488 19,460 10,702 13,465 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in thousands Reais, except as otherwise stated 59 27 Expenses by nature and function Consolidated Parent company Mar/26 Mar/25 Mar/26 Mar/25 Classification by nature: Raw materials other inputs (11,300) (14,947) (8,414) (11,453) Personnel expenses (1,072) (1,099) (671) (640) Outsourced services (685) (723) (451) (531) Depreciation and amortization (1,173) (1,191) (730) (750) Freights (945) (1,032) (321) (361) Idle industrial plants (106) (125) (66) (73) Alagoas geological event (Note 23) (88) 51 (88) 51 Other income 115 152 39 191 Other expenses (509) (440) (196) (269) Total (15,763) (19,354) (10,898) (13,835) Classification by function: Cost of products sold (14,388) (18,150) (10,095) (13,232) Selling and distribution (504) (520) (258) (256) (Loss for) Reversal of impairment of trade accounts receivable and others from clients 1 (2) 11 2 General and administrative (711) (663) (408) (384) Research and development (102) (126) (43) (47) Other income 115 152 39 191 Other expenses (174) (45) (144) (109) Total (15,763) (19,354) (10,898) (13,835) 28 Financial results Consolidated Parent company Mar/26 Mar/25 Mar/26 Mar/25 Financial income Interest income 136 210 100 122 Inflation indexation income on tax assets 4 4 4 4 Adjustment to present value - appropriation 46 59 40 44 Other 9 22 1 14 Total 195 295 145 184 Financial expenses Interest expenses (1,264) (1,223) (964) (1,209) Adjustment to present value - appropriation (223) (189) (206) (203) Interest expenses on leases (71) (72) (36) (42) Other (165) (146) (65) (73) Total (1,723) (1,630) (1,271) (1,527) Derivatives and exchange rate variations, net Exchange variation on financial assets (595) (82) (167) (322) Exchange variation on financial liabilities 3,381 2,193 2,931 2,358 Gain on derivatives 84 2 - Losses on derivatives - (61) 84 (62) Total 2,870 2,052 2,848 1,974 Total 1,342 717 1,722 631 The effects from exchange variation on the Company’s transactions are mainly due to the variations in the following currencies: Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in thousands Reais, except as otherwise stated 60 End of period rate Average rate Mar/26 Dec/25 Variation Mar/26 Mar/25 Variation U.S. dollar - Brazilian real 5.2194 5.5024 -5.14% 5.2591 5.8522 -10.13% Euro - Brazilian real 6.0117 6.4692 -7.07% 6.1511 6.1608 -0.16% Mexican peso - Brazilian real 0.2898 0.3064 -5.42% 0.2994 0.2869 4.35% U.S. dollar - Mexican peso 18.0227 17.9709 0.29% 17.5775 20.4065 -13.86% U.S. dollar - Euro 0.8682 0.8506 2.08% 0.8551 0.9500 -9.99% 29 Segment information Mar/26 Operating expenses Net sales revenue Cost of products sold Gross profit Selling, general and distribution expenses Results from equity investments Other operating income (expenses), net Profit (loss) before net financial expenses and taxes Reporting segments Brazil 11,109 (9,890) 1,219 (505) - (93) 621 USA and Europe 3,969 (3,754) 215 (240) - 30 5 Mexico 751 (933) (182) (178) - 7 (353) Total 15,829 (14,577) 1,252 (923) - (56) 273 Other segments 57 96 153 (21) (114) - 18 Corporate unit - - - (383) - (4) (387) Braskem consolidated before eliminations and reclassifications 15,886 (14,481) 1,405 (1,327) (114) (60) (96) Eliminations and reclassifications (398) 93 (305) 11 - 1 (293) Total 15,488 (14,388) 1,100 (1,316) (114) (59) (389) Mar/25 Operating expenses Net sales revenue Cost of products sold Gross profit Selling, general and distribution expenses Results from equity investments Other operating income (expenses), net Profit (loss) before net financial expenses and taxes Reporting segments Brazil 13,848 (12,938) 910 (440) - 47 517 USA and Europe 4,780 (4,634) 146 (222) - 85 9 Mexico 1,213 (1,080) 133 (124) - (7) 2 Total 19,841 (18,652) 1,189 (786) - 125 528 Other segments 520 (429) 91 - (7) (43) 41 Corporate unit - - - (512) - 22 (490) 0 Braskem consolidated before eliminations and reclassifications 20,361 (19,081) 1,280 (1,298) (7) 104 79 Eliminations and reclassifications (901) 931 30 (13) - 3 20 Total 19,460 (18,150) 1,310 (1,311) (7) 107 99 The total depreciation and amortization balances allocated to the segments were as follows: Brazil - R$584 (2025: R$595), United States and Europe - R$106 (2025: R$105), and Mexico - R$221 (2025: R$ 218). Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2026 All amounts in thousands Reais, except as otherwise stated 61 30 Contractual obligations The Company has long-term commitments for the purchase of feedstock. As of March 31, 2026, these obligations amounted to R$13.451 (2025: R$13,583) and are expected to be settled by 2044.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.